SCHEDULE 13D

Amendment No. 3
Standard Brands Paint Company
Common Stock
Cusip # 853156107
Filing Fee: No


Cusip # 853156107
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,632,340 *
Item 8:	None
Item 9:	10,311,883 *
Item 10:	None
Item 11:	10,311,883 *
Item 13:	35.8% *
Item 14:	HC

*	If Preferred Stock becomes convertible into Shares of Common Stock (See
Item 5).



PREAMBLE

	The filing of this amended and restated Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Standard Brands Paint Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4300 West 190th Street, Torrance, CA 90509.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by one of the Fidelity Funds, (the "Fidelity Fund") and by one fund managed by FMTC (the "Fund").

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Fund received 9,497,507 Shares of common stock pursuant to the Company's plan of reorganization filed under Chapter 11 of the United
States Bankruptcy Code  (the "Joint Plan of Reorganization").   The Shares
were received as a distribution in partial exchange for the Company's bank
debt.    1,683,400 of these Shares were in turn immediately distributed to
Martin S. Ackerman for services rendered in advising the Fidelity Fund with respect to the reorganization of the Company. Proceeds from 183,800 Shares sold prior to 1995 aggregated approximately $903,937. In connection with the Restructuring described in Item 4, warrants to purchase 394,547 Shares were cancelled on February 15, 1995. In addition, on May 16, 1995, a reverse 10-for-1 stock split reduced the number of Shares held by the Fidelity Fund to 763,031, and the Fidelity Fund received 1,216,595 Shares in exchange for approximately $8.7 million of debt. The attached Schedule B sets forth Shares purchased and/or sold since May 16, 1995.

	The Fund managed by FMTC received 1,786,213 Shares of common stock pursuant to the Company's Joint Plan of Reorganization. The Shares were received as a distribution in partial exchange for the Company's bank debt. 316,600 of these Shares were in turn immediately distributed to Martin S. Ackerman as described above. Proceeds from 36,200 Shares sold prior to 1995 aggregated approximately $178,711. In connection with the Restructuring described in Item 4, warrants to purchase 74,203 Shares were cancelled on February 15, 1995. In addition, on May 16, 1995, a reverse 10-for-1 stock split reduced the number of Shares held by the Fund to 143,341, and the Fund received 228,807 Shares in exchange for approximately $1.6 million of debt. The attached Schedule B sets forth Shares purchased and/or sold since May 16, 1995.

Item 4.	Purpose of Transaction.

	The Fidelity Fund and the Fund acquired the Shares pursuant to an exchange of bank debt which they had acquired in a privately negotiated purchase from the original holder for equity pursuant to the Joint Plan of Reorganization and pursuant to the consummation of the Restructuring described below. The Fidelity Fund and the Fund hold the Shares for investment purposes.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Fund and the Fund in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity and FMTC may determine to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares, in each case subject to the restrictions contained in the Investment Agreement described below.

	The Fidelity Fund and the Fund entered into an Investment Agreement dated as of February 15, 1995 with the Company, Corimon Corporation, Corimon, S.A.C.A. ("CRM"), and certain creditors and shareholders of the Company, pursuant to which Corimon Corporation acquired a controlling interest in the Company as part of the Company's restructuring of its debt and equity capital (the "Restructuring"). The following description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference. The principal elements of the Restructuring were:

	A.	An amendment to the Company's Restated Certificate of
Incorporation to increase the authorized capital stock of the Company and to effect a 1-for-10 reverse stock split (the "Reverse Stock Split").

	B.	The sale by the Company to Corimon Corporation of 15,700,496 newly issued Shares, which constituted approximately 76.1% of the Company's outstanding common stock, for $14 million. The new Shares were priced at $0.89 per share post-Reverse Stock Split, or $0.089 per share pre-Reverse
Stock Split. The $14 million to be paid by Corimon Corporation was advanced to the Company upon execution of the Investment Agreement in the form of an interim loan.

	C.	The exchange of $16 million of the Company's outstanding debt
(including approximately $8.7 million and $1.6 million, respectively, of debt held by the Fidelity Fund and the Fund) into 2,242,926 newly issued Shares and 1,570,049 newly issued shares of 8% cumulative convertible mandatory redeemable preferred stock of the Company (the "Preferred Stock"). The Shares were priced at the same price per share as the Shares sold to Corimon Corporation as described in paragraph B above, and the Preferred Stock, which has a conversion price of $1.11 per share of common stock, was priced at $8.92 per share.

	D.	The transfer by the Company of 15 of its real estate properties to a real estate liquidating trust, established by the Company on July 12, 1994
(the "Liquidating Property Trust"), in which the Company had a residual interest; the release of related long-term debt of the Company; and the transfer of the Company's residual interest in the Liquidating Property Trust to Corimon Corporation for an additional $2 million payable in cash by Corimon Corporation, and to the Fidelity Fund, the Fund, Transamerica Life Insurance and Annuity Company ("TLIAC"), Transamerica Occidental Life Insurance Company ("TOLIC"), Sun Life Insurance Company of America ("SAFI") and Anchor National
Life Insurance Company ("ANLIC") in consideration of their participation in the Restructuring. In the aggregate, as a result of the Restructuring, properties or property interests of the Company having a book value as of January 29, 1995 of approximately $84 million were disposed of and consolidated long-term debt of the Company of approximately $67 million was released.

	The terms of the Restructuring under the Investment Agreement were approved by the stockholders of the Company and became effective as of May 16, 1995 (the "Effective Date").

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act.

	In connection with the Investment Agreement, the Fidelity Fund and the Fund entered into a Registration Rights Agreement and a Put Agreement with respect to the Preferred Stock and Shares to be acquired by them in the Restructuring. The Registration Rights Agreement, attached hereto as Exhibit 2 and incorporated herein by reference, provides that the holders of Preferred Stock and Shares acquired pursuant to the Restructuring (including the Fidelity Fund and the Fund) will have the right to have their shares registered under the Securities Act of 1933, as amended (the "1933 Act"), by the Company, and certain "piggyback" rights, subject to standard underwriters' cutback provisions. The holders of Preferred Stock and Shares will be entitled to liquidated damages from the Company in the event that the Company fails to timely file the registration statement or fails to receive an effective order from the Securities and Exchange Commission within a certain period of time after filing. The Company will bear the registration expenses (exclusive of underwriting discounts and commissions) of all registrations. The Put Agreement, attached hereto as Exhibit 3 and incorporated herein by reference, provides that the parties named therein (including the Fidelity Fund and the Fund) have the right to put to CRM (i) the Shares that they acquired pursuant to the Restructuring at a price of $0.89 per share if such Shares are not registered under the 1933 Act in accordance with the Registration Rights Agreement, and (ii) the shares of Preferred Stock that they acquired pursuant to the Restructuring at a price of $4.46 per share if dividends have not been paid on such shares for a period of six quarters.

	The filings of this statement on Schedule 13D shall not be construed as an admission by the Fidelity Fund nor the Fund that it is a member of any such group which may be construed to exist by virtue of the relationships reported in this Item 4 among the parties to the Investment Agreement or otherwise.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all the Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Fund, 1,835,926 Shares, plus 6,843,617 of the Fidelity Fund's Preferred Stock becomes convertible, representing approximately 8.9%, or approximately 30.2% if the Fidelity Fund's Preferred Stock becomes convertible, of the outstanding Shares of the Company, and through FMTC, the managing agent for the Fund, 345,248 Shares, plus 1,287,092 Shares if the Fund's Preferred Stock becomes convertible, representing approximately 1.7%, or approximately 5.7% if the Fund's Preferred Stock becomes convertible, of the outstanding Shares of the Company. The Preferred Stock is not convertible prior to November 16, 1996 unless the Company's common stock has an average closing price in excess of $1.11 per share for a period of twenty trading days. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 2,181,174 Shares of the Company, plus 8,130,699 Shares if the Preferred Stock becomes convertible, representing 10.6% of the Shares of the Company, or approximately 35.8% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor to the
Fidelity Fund, and the Fund each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 1,835,926 Shares, plus 6,843,617 Shares if the Fidelity Fund's Preferred Stock becomes convertible, owned directly by the Fidelity Fund, which power resides with the Fund's Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Fund's Board of Trustees. FMR, through its control of FMTC, investment manager to the Fund, and the Fund each has sole dispositive power over 345,248 Shares, plus 1,287,092 Shares if the Fund's Preferred Stock becomes convertible, and sole power to vote or to direct the voting of 345,248 Shares, plus 1,287,092 Shares if the Fund's Preferred Stock becomes convertible, and no power to vote or to direct the voting of Shares owned by the Fund.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Except as described above in Items 4 and 5, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.



Item 7.	Material to be Filed as Exhibits.

	Exhibit 1 - Investment Agreement
	Exhibit 2 - Registration Rights Agreement
	Exhibit 3 - Put Agreement

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	May 24, 1995	By:	/s/Arthur Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR



SCHEDULE B


Standard Brands Paint Company

One Fidelity Fund sold Shares since May 16, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-23-95	106,000	$7.1525
	05-24-95	37,700	4.9199



SCHEDULE B


Standard Brands Paint Company

One Fund sold Shares since May 16, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	05-23-95	20,300	$7.1525
	05-24-95	6,600	4.9199









INVESTMENT AGREEMENT



Among



CORIMON, S.A.C.A.
a Venezuelan corporation

CORIMON CORPORATION,
a Delaware corporation


FIDELITY CAPITAL & INCOME FUND, KODAK RETIREMENT INCOME PLAN TRUST FUND, TRANSAMERICA LIFE INSURANCE AND ANNUITY CO., TRANSAMERICA OCCIDENTAL LIFE INSURANCE CO., SUN LIFE INSURANCE COMPANY OF AMERICA, ANCHOR NATIONAL LIFE INSURANCE COMPANY,





STANDARD BRANDS PAINT COLLATERAL TRUST


and


STANDARD BRANDS PAINT COMPANY,
a Delaware corporation





Dated as of February 15, 1995




TABLE OF CONTENTS


ARTICLE I

Definitions

1.1.
	Definitio
ns	  1
1.2.
	Interpret
ation	  8


ARTICLE II

Interim Funding

2.1.  	Note
Purchase Agreement	  8
2.2.  	Grantor
Trust Transactions	  9
2.3.
	Investmen
t Agreement and Ancillary Funding Agreements	  9
2.4.  	Directors
and By-Laws	  9
2.5.  	Funding
9

ARTICLE III

Purchase and Sale of Shares

3.2.  	Exchange
of Debt and Issuance of Shares	10
3.3.  	Advisor
Fees	10
3.4.  	Fidelity
Note Purchase Agreement.	10
3.5.  	Property
Transfer	10
3.6.  	Leases
and Other Ancillary Agreements	10
3.7.  	Closing
	10


ARTICLE IV

Conditions to Funding and Closing

4.1.
	Condition
s of Parent and Holdings with Respect to the Funding and Closing
	11
4.2.
	Condition
s of Company with Respect to the Funding and Closing	12
4.3.
	Condition
s of the Other Investors and
Grantor Trust with Respect to the Funding and Closing	13


ARTICLE V

Representations and Warranties

5.1.
	Represent
ations and Warranties of Company	14
5.2.
	Represent
ations and Warranties of Parent and Holdings	23
5.3.
	Represent
ations and Warranties of the Other Investors	25


ARTICLE VI

Covenants Relating to Conduct of Business of Company

6.1.  	Conduct
of Business	26


ARTICLE VII

Additional Agreements

7.1.
	Preparati
on of the Proxy Statement; Stockholders Meeting	28
7.2.  	Access to
Information; Confidentiality	28
7.3.
	Reasonabl
e Efforts; Notification; Consent	28
7.4.  	Fees and
Expenses	29
7.5.  	Public
Announcements	30
7.6.
	Stockhold
er Litigation	30
7.7.
	Employmen
t Arrangements	30
7.8.  	Reporting
Company	30
7.9.  	NYSE
Listing	30
7.10.	Liquidating Property Trust Leases and Property Transfer	30
7.11.  	Agreement
to Vote Shares	30
7.12.  	No Voting
Trusts	30
7.13.  	No Proxy
Solicitations	30
7.14.  	Transfer
and Encumbrance	30
7.15.
	Additiona
l Purchases	31
7.16.  	Covenants
Relating to Post-Funding Tax Matters	31
7.17.
	Environme
ntal Indemnity, Etc.	32


ARTICLE VIII

Termination, Amendment and Waiver

8.1.
	Terminati
on	33
8.2.  	Effect of
Termination	33
8.3.  	Amendment
	34
8.4.
	Extension
; Waiver	34
8.5.  	Procedure
for Termination, Amendment, Extension or Waiver	34


ARTICLE IX

General Provisions

9.1.  	Survival
of Warranties and Certain Agreements	34
9.2.  	Notices
	34
9.3.
	Counterpa
rts	36
9.4.  	Entire
Agreement; No Third-Party Beneficiaries	36
9.5.
	Assignmen
t	36
9.6.
	Severabil
ity	37
9.7.  	GOVERNING
LAW	37
9.8.
	Enforceme
nt	37


	SCHEDULES

	Schedule 1.1		Financial Information
	Schedule 3.2		Debt Exchange
	Schedule 5.1(b)		Subsidiaries
	Schedule 5.1(c)		Stock Equivalents
	Schedule 5.1(d)		Consents
	Schedule 5.1(e)		Balance Sheet
	Schedule 5.1(g)		Certain Changes
	Schedule 5.1(h)		Mortgaged Property
	Schedule 5.1(i)		Litigation
	Schedule 5.1(k)		Taxes
	Schedule 5.1(m)		Disqualified Individual Payments
	Schedule 5.1(q)		Material Contracts


	Schedule 5.1(t)		Affiliates
	Schedule 5.1(aa)		Grantor Trust Subsidiaries




	EXHIBITS

	Exhibit A	Amendment to Certificate of Incorporation
	Exhibit B	Certificate of Designations
	Exhibit C	Form of Proxy
	Exhibit D	Closing Memorandum
	Exhibit E	Allocation Schedule
	Exhibit F	Amended Liquidating Property Trust Agreement
	Exhibit G	Third Amended Agreement
	Exhibit H	Second Amended and Restated Trust Loan Agreement


		INVESTMENT AGREEMENT dated as of February 15, 1995 (this "Agreement"), among Corimon, S.A.C.A., a Venezuelan corporation ("Parent"), Corimon Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent ("Holdings"), Fidelity Capital & Income Fund, ("Investor1"), Kodak Retirement Income Plan Trust Fund, ("Investor2"), Transamerica Life Insurance and Annuity Co., a North Carolina corporation ("Investor3"), Transamerica Occidental Life Insurance Co., a California corporation ("Investor4"), Sun Life Insurance Company of America, an Arizona corporation ("Investor5"), Anchor National Life Insurance Company, a California corporation ("Investor6" and, together with Investor1, Investor2, Investor3, Investor4 and Investor5, the "Other Investors"), Standard Brands Paint Collateral Trust, a California trust ("Grantor Trust"), and Standard Brands Paint Company, a Delaware corporation ("Company").




	RECITALS

		WHEREAS Parent, Holdings, the Other Investors, Grantor Trust and Company desire to make the respective investments in, and recapitalization of, Company on the terms and subject to the conditions set forth in this Agreement;

		WHEREAS Parent, Holdings, the Other Investors, Grantor Trust and Company desire to make certain representations, warranties, covenants and agreements and also to prescribe various conditions in connection with the Transactions contemplated hereby; and

		WHEREAS, simultaneously with the execution and delivery of this Agreement, each of Parent, Holdings, the Other Investors, Grantor Trust and Company has entered into the Ancillary Funding Agreements to which it is a party.

		NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and in the Ancillary Agreements, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:


	ARTICLE I

	Definitions

		1.1.  Definitions.  For purposes of this Agreement:

		"Advisor Shares" has the meaning set forth in Section 3.3.

		"Affiliate" has the same meaning as in Rule 12b-2 promulgated under the Exchange Act.

		"Allonges" means the Allonges delivered by Borrowers to Servicing Agent pursuant to subsection 3.1A of the Second Amended Agreement and substantially in the form of Exhibit II to the Second Amended Agreement.

		"Amended Liquidating Property Trust Agreement" means the Amended and Restated Liquidating Property Trust Agreement to be entered into among Company, Borrowers, Holdings, Newco, the Insurance Company Lenders or their Affiliates and Bankers Trust Company of California, as Trustee, in substantially the form of Exhibit F hereto.

		"Amendments" has the meaning set forth in Section 3.1(b).

		"Ancillary Agreements" means the Ancillary Funding Agreements and the Ancillary Closing Agreements.

		"Ancillary Closing Agreements" means (i) the Beneficial Interest Purchase Agreement, (ii) the Liquidating Property Trust Note Purchase
Agreement, (iii) the Liquidating Property Trust Amendment Documents and
(iv) the Third Amended Agreement, (v) the Liquidating Property Trust Lease Documents and (vi) the South Warehouse Lease.

		"Ancillary Funding Agreements" means (i) the Stockholders Agreement, (ii) the Registration Rights Agreement, (iii) the Proxies, (iv) the Put Agreement, (v) the Interim Loan Agreement and (vi) the Intercreditor Agreement.
		"Argosy" has the meaning set forth in Section 4.1(f).

		"Bankruptcy Code" means the United States Code, the Federal Rules of Bankruptcy Procedure promulgated thereunder, and the local Bankruptcy Rules for the Central District of California.

		"Bankruptcy Court" means the United States Bankruptcy Court for the Central District of California.

		"base amount" has the meaning set forth in Section 5.1(m).

		"Beneficial Interest Purchase Agreement" has the meaning set forth in the Liquidating Property Trust Amendment Documents.

		"Board of Directors" means the Board of Directors of Company except where the context requires otherwise.

		"Borrower Notes" means the promissory notes of Borrowers issued pursuant to subsection 2.1D of the Original Agreement and substantially in the form of Exhibit II to the Original Agreement, as modified pursuant to the Allonges, and as such notes may be amended, supplemented or otherwise modified from time to time.

		"Borrowers" means Standard Brands Paint Co., Standard Brands Realty Co., Inc. and The Art Store.

		"Business Day" means any day excluding Saturday, Sunday and any day that is a legal holiday under the laws of the State of California or New York or is a day on which banking institutions located in the State of California or New York are authorized by law or other governmental action to close.

		"Capital Lease", as applied to any Person, means any lease of any property (whether real, personal, or mixed) by that Person as lessee that would, in conformity with GAAP, be required to be accounted for as a capital lease on the balance sheet of that Person.

		"Certificate of Designations" means the certificate of designations of Company, in the form of Exhibit B hereto.

		"Certificate of Incorporation" means the certificate of incorporation of Company, and as amended in the form of Exhibit A hereto.

		"Closing" has the meaning set forth in Section 3.7.

		"Closing Date" has the meaning set forth in Section 3.7.

		"Closing Documents" means the documents agreed to be delivered at the Closing as set forth in the Closing memorandum attached as Exhibit D hereto.

		"Common Stock" means the common stock of Company, par value $.01 per share, and as converted pursuant to the Stock Split.

		"Company" has the meaning set forth above.

		"Contingent Obligation", as applied to any Person, means any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend, letter of credit, or other obligation of itself or another, including, without limitation, any obligation under any interest rate swap agreement or currency swap agreement, any obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business), co-made, or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable, including, without limitation, any such obligation for which that Person is in effect liable through any agreement (contingent or otherwise) to purchase, repurchase, or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions, or otherwise), or to maintain the solvency or any balance sheet, income or other financial condition of the obligor of such obligation, or to make payment for any products, materials, or supplies or for any transportation, services, or lease regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected (in whole or in part) against loss in respect thereof. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported.

		"DGCL" means the General Corporation Law of the State of Delaware.

		"Director" means a member of the Board of Directors.

		"disqualified individual" has the meaning set forth in
Section 5.1(m).

		"Dollars" means the lawful money of the United States of America.

		"Effective Date" means the effective date of the Plan, as provided therein.

		"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time and any successor statute.

		"ERISA Affiliate", as applied to any Person, means any trade or business (whether or not incorporated) that is a member of a group of which that Person is also a member and that is under common control within the meaning of the regulations promulgated under Section 414 of the Internal Revenue Code.

		"Employee Stock Options" has the meaning set forth in
Section 5.1(c).

		"excess parachute payment" has the meaning set forth in
Section 5.1(m).

		"Exchange Act" means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

		"Existing Grantor Trust Indebtedness" means Indebtedness of Company or Borrowers to the Grantor Trust in an aggregate principal amount not to exceed $6,000,000 pursuant to the Existing Grantor Trust Loan Agreements.

		"Existing Grantor Trust Loan Agreements" means the documents listed on Schedule 9 to the New Loan Agreement and the Loan Agreement dated March 16, 1994 among Company, the New Loan Borrowers and the Grantor Trust.

		"Existing Insurance Company Indebtedness" means indebtedness of Company and Interim Borrowers to the Insurance Company Lenders pursuant to the Existing Insurance Company Loan Agreement.

		"Existing Insurance Company Loan Agreement" means the Amended and Restated Loan Agreement dated as of June 14, 1993 among Company, Borrowers, Insurance Company Lenders and Servicing Agent, as such Agreement may be amended, modified or supplemented from time to time, including pursuant to the Third Amended Agreement.

		"Fidelity Limited Guaranty" means the limited recourse guaranty by Company of up to $10,000,000 of the obligations of the Grantor Trust under the Secured Fidelity Note pursuant to the Plan, which amount has been reduced in accordance with its terms to $2,500,000, as it may be amended, supplemented or otherwise modified pursuant to Section 6.14 of the New Loan Agreement.

		"Fidelity Note Purchase Agreement" means a Note Purchase Agreement for $5,000,000 or more of notes between Company and one or more entities affiliated with Investor1 and Investor2.

		"Filed SEC Documents" has the meaning set forth in Section 5.1(g).

		"Funding" and "Funding Date" have the meanings set forth in
Section 2.5.

		"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, including, without limitations, adjustments prescribed in accordance with SOP 90-7 if elected by the Company, and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, that are applicable to the circumstances as of the date of determination.

		"Governmental Entity" has the meaning set forth in Section 4.1(b).

		"Grantor Trust" has the meaning set forth above.

		"Grantor Trust Documents" means the Grantor Trust Asset Purchase Agreement (as defined in the Plan), the Existing Grantor Trust Loan
Agreements, the Secured Fidelity Notes, the Fidelity Limited Guaranty and the "Grantor Trust Documents" as defined in the Plan.

		"Grantor Trust Subsidiaries" means The Art Store Holding Company, The Art Store and SBP Properties Holding Company.

		"Holdings" has the meaning set forth above.

		"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, as amended.

		"Indebtedness", as applied to any Person, means (i) all indebtedness for borrowed money, (ii) that portion of obligations with respect to Capital Leases that is capitalized on a balance sheet in conformity with GAAP, (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (iv) any obligation owed for all or any part of the deferred purchase price of property or services which purchase price is (y) due more than six months from the date of incurrence of the obligation in respect thereof, or (z) evidenced by a note or similar written instrument, and (v) all indebtedness secured by any mortgage, pledge, Lien, security interest, or vendor's interest under any conditional sale or other title retention agreement existing on any property or asset owned or held by that Person regardless whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person; provided that, applied to Borrowers, "Indebtedness" shall not include the Liquidating Property Trust Obligations.

		"Insurance Company Lenders" means Investor3, Investor4, Investor5 and Investor6.

		"Intercreditor Agreement" means the Intercreditor Agreement, dated as of the date hereof, among Holdings, the Other Investors, Interim Borrowers and Company, in the form of Exhibit C to the Interim Loan Agreement.

		"Interim Borrowers" means Standard Brands Paint Co. and Standard Brands Realty Co., Inc.

		"Interim Loan Agreement" means the Interim Loan Agreement, dated as of the date hereof, among Company, Interim Borrowers and Holdings.

		"Interim Notes" means the promissory notes of Interim Borrowers issued pursuant to the Interim Loan Agreement and substantially in the form of Exhibit A thereto, and as such Interim Notes may be amended, supplemented, or otherwise modified from time to time.

		"Internal Revenue Code" means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter. For purposes of this Agreement, all reference to Sections of the Internal Revenue Code shall include any applicable predecessor provisions to such Sections.

		"Lender" and "Lenders" have the meanings set forth in the New Loan
Agreement.

		"Lien" means any lien, mortgage, pledge, security interest, charge, or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

		"Liquidating Property Trust" means the liquidating property trust established pursuant to the Liquidating Property Trust Documents.

		"Liquidating Property Trust Agreement" means the Trust Agreement dated as of July 12, 1994 among Company, Standard Brands Paint Co., Standard Brands Realty Co. Inc., as Depositors, and Bankers Trust Company of
California, N.A., as Trustee.

		"Liquidating Property Trust Amendment Documents" means the Amended Liquidating Property Trust Agreement and the Second Amended and Restated Trust Loan Agreement.

		"Liquidating Property Trust Documents" means the Liquidating Property Trust Agreement and the Amended and Restated Trust Loan Agreement dated as of July 12, 1994 among the Liquidating Property Trust, Insurance Company Lenders and Servicing Agent, as each such agreement may be amended, supplemented or modified from time to time, including by the Liquidating Property Trust Amendment Documents.

		"Liquidating Property Trust Lease Documents" has the same meaning as Depositors Leases in the Liquidating Property Trust Amendment Documents.

		"Liquidating Property Trust Leases" has the meaning set forth in
Section 4.1(k).

		"Liquidating Property Trust Note Purchase Agreement" means the Note Purchase Agreement among Holdings, an entity organized by Investor1 and Investor2 and the Insurance Company Lenders.

		"Liquidating Property Trust Obligations" means all of the obligations of the Liquidating Property Trust to Insurance Company Lenders and Servicing Agent under the Liquidating Property Trust Documents.

		"material adverse change" or "material adverse effect" means any change or effect (or any development that is reasonably likely to result in any change or effect) that is materially adverse to the business, properties, assets, condition (financial or otherwise), results of operations or prospects of Company and its Subsidiaries in each case taken as a whole, or to the value of the Common Stock or the Preferred Stock. By way of background,
Schedule 1.1 sets forth the most recent financial information of the Company.

		"Material Contracts" has the meaning set forth in Section 5.1(q).

		"Mortgage" or "Mortgages" have the meanings set forth in the New Loan Agreement and the Interim Loan Agreement.

		"Mortgaged Property" means real and personal property subject to the lien of a Mortgage; but shall not include the Mortgaged Properties which were transferred to the Liquidating Property Trust pursuant to the Liquidating Property Trust Documents.

		"Multiemployer Plan" means a "multiemployer plan" as defined in
Section 4001(a)(3) of ERISA in which any employees of Company or any ERISA Affiliate of Company participate or from which any such employees may derive a benefit.

		"New Borrower Notes" means the promissory notes of New Loan Borrowers issued pursuant to subsection 2.1(D) of the New Loan Agreement and substantially in the form of Exhibit II annexed to the New Loan Agreement.

		"New Loan Agreement" means that certain Loan Agreement dated as of March 16, 1994 by and among Company, the New Loan Borrowers, the lenders named therein, Transamerica Occidental Life Insurance Company, as servicing and collateral agent for lenders, as such New Loan Agreement may be amended, restated, supplemented or otherwise modified from time to time.

		"New Loan Borrowers" means Standard Brands Paint Co. and Standard Brands Realty Co., Inc.

		"New Shares" has the meaning set forth in Section 3.2.

		"Note Purchase Agreement" means the Note Purchase Agreement, dated as of the date hereof, between Holdings and Grantor Trust.

		"Obligations" means all obligations of every nature of Company from time to time owed to Holdings under the Interim Loan Agreement and the Interim Notes.

		"Original Agreement" means the Loan Agreement, dated as of November 30, 1987, among Company, Borrowers, Insurance Company Lenders and Servicing Agent, as amended to the date hereof.

		"Other Investors" has the meaning set forth above.

		"Party" means a Party to this Agreement.

		"Pension Plan" means any employee plan that is subject to the provisions of Title IV of ERISA in which any employees of Company or any ERISA Affiliate of Company participate or from which any such employees may derive a benefit, other than a Multiemployer Plan.

		"Person" means and includes natural persons, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts, or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

		"Plan" means Debtors' Fourth Amended Joint Plan of Reorganization filed March 1993, filed by Company in the Reorganization Cases on March 1993 and as it was amended thereafter, was confirmed on May 14, 1993 and became effective on June 14, 1993.

		"Preferred Shares" has the meaning set forth in Section 3.2.

		"Preferred Stock" means the preferred stock of Company issued pursuant to the Certificate of Designations.

		"Property Transfer" has the meaning set forth in Section 4.1(j).

		"Proposals" has the meaning set forth in Section 4.1(i).

		"Proxy" means a Proxy contemplated by Section 2.3(d), in the form of Exhibit C hereto.

		"Proxy Statement" has the meaning set forth in Section 7.1(a).

		"Put Agreement" means the Put Agreement, dated the date hereof, among Parent, Grantor Trust, the Other Investors and Company.

		"Registration Rights Agreement" means the Registration Rights Agreement, dated the date hereof, among Holdings, the Other Investors and Company.

		"Reorganization Cases" means Company's and Borrowers' (other than The Art Store) jointly administered cases under the Bankruptcy Code.

		"SARs" has the meaning set forth in Section 5.1(c)

		"SEC" means the Securities and Exchange Commission.

		"SEC Documents" has the meaning set forth in Section 5.1(e).

		"Second Amended Agreement" means the Second Amended and Restated Existing Loan Agreement, dated as of July 12, 1994, among Company, Borrowers, Insurance Company Lenders and Servicing Agent.

		"Second Amended and Restated Trust Loan Agreement" means the Second Amended and Restated Trust Loan Agreement to be entered into among the Liquidating Property Trust, Insurance Company Lenders and Servicing Agent, in substantially the form of Exhibit H hereto.

		"Secured Fidelity Notes" means the Fixed Rate and Floating Rate Senior Notes issued by the Grantor Trust to Investor1 and Investor2.

		"Securities Act" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

		"Servicing Agent" means Transamerica Occidental Life Insurance Company, as servicing and collateral agent for Lenders and Insurance Company Lenders.

		"Share" has the meaning set forth in Section 3.1(a).

		"Share Issuances" shall mean the issuances of the New Shares, the Preferred Shares and the Advisor Shares pursuant to Sections 3.2 and 3.3.

		"South Warehouse" means the South Warehouse located in Torrance, California and owned by the Liquidating Property Trust.

		"South Warehouse Lease" has the meaning set forth in
Section 4.1(l).


		"Stock Equivalents" has the meaning set forth in Section 5.1(c).

		"Stock Split" has the meaning set forth in Section 3.1(a).

		"Stockholders Agreement" means the Stockholders Agreement, dated as of the date hereof, between Holdings and Company.

		"Stockholders Meeting"  has the meaning set forth in
Section 7.1(b).

		"Subsidiary" has the same meaning as in Rule 12b-2 promulgated under the Exchange Act.

		"Tax" or "Taxes" shall mean all federal, state, local or foreign taxes, including but not limited to, income, gross receipts, windfall profits, alternative minimum, value added, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes, together with and interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

		"Tax Return" shall mean all reports and returns required to be filed with respect to Taxes.

		"The Art Store Note" means the note dated May 31, 1993, from The Art Store to Standard Brands Paint Co. in the principal amount of $5,000,000, such note having been endorsed to Lewis C. Leighton as Trustee of the Grantor Trust on June 14, 1993.

		"Third Amended Agreement" means the Third Amended and Restated Existing Agreement, among Company, Borrowers, Insurance Company Lenders and Servicing Agent, in the form of Exhibit G hereto.

		"Transactions" means the Transactions contemplated by this Agreement and the Ancillary Agreements.

		"Working Capital Notes" means the notes issued pursuant to the Fidelity Note Purchase Agreement and purchased by Investor1.

		1.2. Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words
"without limitation". For purposes of this Agreement, the knowledge of any Party shall mean the knowledge of such Party and its Subsidiaries after due inquiry.


	ARTICLE II

	Interim Funding

		2.1. Note Purchase Agreement. Prior to the execution and delivery of this Agreement, the Parties thereto executed and delivered the Note Purchase Agreement and the closing occurred thereunder.

		2.2.  Grantor Trust Transactions.  The Transactions in this
Section 2.2 shall precede the Transactions in Sections 2.3 and 2.4; and the Transactions in this Section 2.2 shall occur in the order stated. Grantor Trust shall pay $1,518,351 of Existing Insurance Company Indebtedness and Company shall pay $237,374 of Existing Insurance Company Indebtedness. Insurance Company Lenders shall release the cross-collateralization and the guarantees with respect to the Existing Insurance Company Indebtedness owed to Insurance Company Lenders by The Art Store and discharge any deed of trust or other security instrument encumbering real or personal property owned by The Art Store. Grantor Trust shall contribute the Art Store Note to The Art Store Holding Company. The Art Store Holding Company shall contribute the Art Store Note to The Art Store. The Art Store shall cancel the Art Store Note. Investor1 and Investor2 shall exchange the Secured Fidelity Notes with the Grantor Trust for (i) $5,050,200 principal amount of Existing Grantor Trust Indebtedness, (ii) $5,260,625 principal amount of New Borrower Notes,
(iii) the stock of The Art Store Holding Company, a Delaware corporation,
(iv) the stock of SBP Properties Holding Company, a California corporation and
(v) $594,824 in cash, all in accordance with Exhibit E hereto. Investor1 and Investor2 shall deliver the Fidelity Limited Guaranty to Company for cancellation.

		2.3. Investment Agreement and Ancillary Funding Agreements. Concurrently with the execution and delivery of this Agreement,

  the Parties thereto shall execute and deliver each of the Ancillary Funding Agreements;

  Holdings shall loan $14,000,000 to Interim Borrowers, by wire transfer to Company for their benefit, for a like amount of Interim Notes issued under the Interim Loan Agreement and all filings and recordings in connection with the Interim Loan Agreement shall be made;

  All outstanding options, SARs and warrants for the Common
Stock shall be cancelled as of or prior to the Funding Date and the Other Investors shall cancel and return all options, SARs and warrants for Common Stock held by them; and

		(d) The Other Investors shall grant their irrevocable proxies, each in the form of Exhibit C hereto, to Holdings or its designees. Such proxies shall be irrevocable during the term of this Agreement to the extent permitted under Delaware law and coupled with an interest. Company and Borrowers shall simultaneously pay all accrued and unpaid payments to the Other Investors and all accrued and unpaid rent due under the Master Lease (as defined in the Liquidating Property Trust Agreement). Any defects in such proxies shall be corrected by the Other Investor(s) concerned promptly after the Funding according to the reasonable request of Holdings.

		2.4. Directors and By-Laws. Concurrently with the execution and delivery of this Agreement and the Stockholders Agreement, Company will take all necessary action to appoint to its Board of Directors the individuals set forth in Schedule 2.1 to the Stockholders Agreement and to adopt the By-Laws as set forth in Schedule 2.6 to the Stockholders Agreement.

		2.5. Funding. The interim funding which consists of the Transactions referred to in Sections 2.1 through 2.4 (the "Funding") shall be held at the offices of Sullivan & Cromwell, 444 South Flower Street,
Los Angeles, California 90071 (provided that certain of the actions contemplated by Section 2.1 may take place in New York or Boston) as of the date of execution and delivery of this Agreement (the "Funding Date"). At the Funding, Company, Parent, Holdings, Grantor Trust and the Other Investors shall deliver such opinions, certificates and documents as may be reasonably requested to evidence such Funding.




	ARTICLE III

	Purchase and Sale of Shares




  Prior to Closing, Company will effect a 1 for 10 reverse stock split of its Common Stock, pursuant to which each 10 outstanding shares of its Common Stock, par value $.01 per share, will be converted into one share (a "Share") of its new Common Stock, par value $.01 per share (the "Stock Split"). The Company may, at its option, pay cash for any fractional shares or round such fractional shares up to the nearest whole number of Shares.



  Prior to or concurrently with Closing, Company will amend its Certificate of Incorporation as set forth in Exhibit A hereto (the "Amendments") and take all necessary action to appoint to its Board of Directors the individuals set forth in Schedule 2.1 to the Stockholders Agreement.

		3.2. Exchange of Debt and Issuance of Shares. Subject to the terms and conditions set forth herein, Holdings, Investor1, Investor2, Investor3, Investor4, Investor5 and Investor6 shall exchange $14,000,000 of Interim Notes, $6,000,000 of Existing Grantor Trust Indebtedness and $10,000,000 of New Borrower Notes (collectively, the "Exchange Debt") held by them with the Company for 17,943,422 newly issued Shares (the "New Shares") of Common Stock at an exchange price of $0.89 (based on the principal amount of the Exchange Debt) per New Share and 1,570,049 newly issued shares (the "Preferred Shares") of Preferred Stock at an exchange price of $8.92 (based on the principal amount of the Exchange Debt) per Preferred Share, as set forth on Schedule 3.2. Company shall simultaneously pay to the holders thereof all interest accrued and unpaid on the Exchange Debt. Each Party shall take all actions necessary to release any Liens, security interests or guarantees in connection with the Exchange Debt and discharge any deed of trust or other security instrument encumbering real or personal property securing such Exchange Debt.

		3.3. Advisor Fees. As partial payment to Libra Investments, Inc., Company shall issue to Libra Investments, Inc. 448,586 newly issued Shares (the "Advisor Shares"). Such partial payment of their advisory fees shall be credited at a price of $0.89 per Share.

		3.4. Fidelity Note Purchase Agreement. It is presently contemplated that, concurrently or shortly after the Closing, a closing shall occur under a Fidelity Note Purchase Agreement.

		3.5. Property Transfer. Concurrently with the Closing, the Parties thereto shall execute and deliver the Liquidating Property Trust Amendment Documents and the Third Amended Agreement and the Property Transfer shall occur under the Liquidating Property Trust Amendment Documents.

		3.6. Leases and Other Ancillary Agreements. Concurrently with the Closing, the Parties thereto shall execute and deliver the Liquidating Property Trust Lease Documents and to the extent not already done, the other Ancillary Agreements.

		3.7. Closing. The Closing of the Transactions contemplated in Sections 3.2 through 3.6 (the "Closing") shall be held at the offices of Sullivan & Cromwell, 444 South Flower Street, Los Angeles, California 90071 (provided that certain of the actions may take place in New York or Boston) on the Business Day immediately following the Stockholders Meeting or such other date mutually agreed upon by the Parties. The date on which the Closing shall occur is hereinafter referred to as the "Closing Date". At the Closing, Company, Parent, Holdings, and the Other Investors shall deliver the Closing Documents.


	ARTICLE IV

	Conditions to Funding and Closing

		4.1. Conditions of Parent and Holdings with Respect to the Funding and Closing. The obligations of Parent and Holdings to consummate the Transactions contemplated to occur at the Funding and the Closing are subject to the satisfaction (or waiver by Parent and Holdings) as of the Funding and the Closing of the following conditions (it is understood that the execution and delivery of this Agreement and the Funding shall occur at the same time):

  The representations and warranties of Company, Grantor
Trust and the Other Investors set forth in this Agreement and in the Ancillary Agreements qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the time of the Funding and the Closing as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Each of Company, Grantor Trust and the Other Investors shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the Ancillary Agreements to be performed or complied with by Company, the Grantor Trust and the Other Investors by the time of the Funding and the Closing.

  No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity") or other legal restraint or prohibition preventing the Transactions shall be in effect.

  Each of Company, Grantor Trust and the Other Investors shall have executed and delivered to Parent and Holdings as applicable, each Ancillary Funding Agreement. Each Ancillary Funding Agreement shall be in full force and effect, subject to the conditions contained herein or therein, and none of Company, Grantor Trust or the Other Investors shall be in material default thereunder. The conditions contained in the Ancillary Funding Agreements shall have been satisfied or waived.

  The waiting periods under the HSR Act shall have expired or been terminated and the consents, approvals, orders, authorizations, registrations, declarations and filings set forth on Schedule 5.1(d) shall have been obtained or made.

  The New Shares shall have been approved for quotation on the New York Stock Exchange.

  The Board of Directors of the Company (i) shall have received an opinion of The Argosy Group L.P. ("Argosy") to the effect that the Transactions contemplated hereby are fair from a financial point of view to the stockholders of the Company and (ii) shall have approved the Transactions and the Proposals.

  The Proxy Statement shall have been filed, or be in a form ready to file, with the SEC.

  The form of the Liquidating Property Trust Amendment
Documents and the form of the Liquidating Property Trust Leases shall be satisfactory in form and substance to Parent and Holdings.

		The conditions set forth in subsections (i) through (l) shall be applicable at Closing (but not at Funding).

  Proposals approving (i) this Agreement and the Ancillary
Agreements, (ii) the Stock Split, (iii) the Amendments, (iv) the Property Transfer, (v) the Share Issuances and (vi) the appointment of directors set forth in Schedule 2.1 to the Stockholders Agreement, as well as any other matters that the Company and the Parent may reasonably consider advisable to effect the Transactions (the "Proposals") shall have been approved, in person or by proxy, by the stockholders of Company at the Stockholders Meeting, in accordance with applicable law, the rules of The New York Stock Exchange and the Certificate and By-Laws of Company.

  Company shall have transferred to the Liquidating Property
Trust the properties identified in the Amended Liquidating Property Trust Agreement, together with related Existing Insurance Company
Indebtedness, and the closing shall have occurred under the Third
Amended Agreement and the Liquidating Property Trust Amendment Documents (the "Property Transfer").

  The Liquidating Property Trust shall have leased to Company the stores owned by the Liquidating Property Trust pursuant to leases that are satisfactory in form and substance to Parent and Holdings (the "Liquidating Property Trust Leases").

  The Liquidating Property Trust shall have leased to Company the South Warehouse on terms that are satisfactory to Parent and Holdings (the "South Warehouse Lease").

		4.2. Conditions of Company with Respect to the Funding and Closing. The obligation of Company to consummate the Transactions contemplated to occur at the Funding and the Closing are subject to the satisfaction (or waiver by Company) as of the Funding and the Closing of the following conditions (it is understood that the execution and delivery of this Agreement and the Funding shall occur at the same time):

  The representations and warranties of Parent, Holdings, Grantor Trust and the Other Investors set forth in this Agreement and in the Ancillary Agreements qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the time of the Closing as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Each of Parent, Holdings, Grantor Trust and the Other Investors shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the Ancillary Agreements to be performed or complied with by Parent, Holdings, Grantor Trust and the Other Investors by the time of the Funding and the Closing.

  No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the Transactions shall be in effect.

  Each of Parent, Holdings, Grantor Trust and the Other
Investors shall have executed and delivered to Company each Ancillary Funding Agreement to which it is a party. Each Ancillary Funding Agreement shall be in full force and effect, subject to the conditions contained herein or therein, and none of the Parent, Holdings, Grantor Trust or the Other Investors shall be in material default thereunder. The conditions contained in the Ancillary Funding Agreements shall have been satisfied or waived.

  The waiting periods under the HSR Act shall have expired or been terminated and the consents, approvals, orders, authorizations, registrations, declarations and filings set forth on Schedule 5.1(d) (other than those within the control of Company) shall have been obtained or made.

  The Board of Directors of the Company shall have received an opinion of Argosy to the effect that the Transactions contemplated hereby are fair from a financial point of view to the stockholders of the Company.

		The conditions set forth in subsections (f) through (i) shall be applicable at Closing (but not at Funding).

  The Proposals shall have been approved by the stockholders of Company at the Stockholders Meeting, in accordance with applicable law, the rules of the New York Stock Exchange and the Certificate and By-Laws of Company.

  The Property Transfer shall have occurred.

  The Liquidating Property Trust Leases shall be in full force and effect.

  The South Warehouse Lease shall be in full force and effect.

		4.3. Conditions of the Other Investors and Grantor Trust with Respect to the Funding and Closing. The obligation of the Other Investors, and Grantor Trust in the case of the Funding only, to consummate the Transactions contemplated to occur at the Funding and the Closing are subject to the satisfaction (or waiver by the Other Investors and Grantor Trust) as of the Funding and the Closing of the following conditions (it is understood that the execution and delivery of this Agreement and the Funding shall occur at the same time):

  The representations and warranties of Parent, Holdings and Company set forth in this Agreement and in the Ancillary Agreements qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date hereof and as of the time of the Funding and the Closing as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Each of Parent, Holdings and Company shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the Ancillary Agreements to be performed or complied with by Parent, Holdings, Investor and Company by the time of the Funding and the Closing.

  No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the Transactions shall be in effect.

  Each of the Parent, Holdings and Company shall have executed and delivered to Grantor Trust and the Other Investors, as applicable, each Ancillary Funding Agreement. Each Ancillary Funding Agreement shall be in full force and effect, subject to the conditions contained herein and therein, and none of Parent, Holdings or Company shall be in material default thereunder. The conditions contained in the Ancillary Funding Agreements shall have been satisfied or waived.

  The waiting periods under the HSR Act shall have expired or been terminated and the consents, approvals, orders, authorizations, registrations, declarations and filings set forth on Schedule 5.1(d) shall have been obtained or made.

  The New Shares shall have been approved for quotation on the New York Stock Exchange.

  The Board of Directors of the Company (i) shall have received an opinion of Argosy to the effect that the Transactions contemplated hereby are fair from a financial point of view to the stockholders of the Company and (ii) shall have approved the Transactions and the Proposals.

  The Proxy Statement shall have been filed, or be in a form ready to file, with the SEC.

  The form of the Liquidating Property Trust Amendment
Documents shall be satisfactory in form and substance to Investor1 and Investor2.

		The conditions set forth in subsections (i) through (l) shall be applicable at Closing (but not at Funding).

  The Proposals shall have been approved in person or by proxy, by the stockholders of Company at the Stockholders Meeting, in accordance with applicable law, the rules of the New York Stock Exchange and the Certificate and By-Laws of Company.

  The Property Transfer shall have occurred.

  The Liquidating Property Trust Leases shall be in full force and effect.

  The South Warehouse Lease shall be in full force and effect.


	ARTICLE V

	Representations and Warranties

		5.1. Representations and Warranties of Company. Company represents and warrants to Parent, Holdings, Grantor Trust and the Other Investors as follows:

  Organization, Standing and Corporate Power. Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect on Company. Company has delivered to Parent complete and correct copies of its Certificate of Incorporation and By-laws and the certificates of incorporation and by-laws or other constitutive documents of its Subsidiaries, in each case as amended to the date of this Agreement. Grantor Trust is a trust duly organized, validly existing and in good standing under the laws of the State of California and has the requisite power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions. The Liquidating Property Trust is a trust duly organized and validly existing under the laws of the State of California and has all requisite power and authority to enter into the Liquidating Property Trust Documents and to carry out the Transactions contemplated thereby.

  Subsidiaries.  Schedule 5.1(b) lists each Subsidiary of
Company. All the outstanding shares of capital stock of each Subsidiary that is a corporation have been validly issued and are fully paid and nonassessable. Except as set forth in Schedule 5.1(b), the entire equity interest in each Subsidiary of Company is owned by Company, by another Subsidiary of Company or by Company and another such Subsidiary, free and clear of all Liens. Except as permitted under Section 6.3 of the New Loan Agreement, neither Company nor any of its Subsidiaries owns or holds, directly or indirectly, any capital stock or equity security of, or any equity interest in, any corporation of business other than Subsidiaries of Company.

  Capital Structure; New Shares; Preferred Shares. The authorized capital stock of Company consists of 30,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of pre-ferred stock, par value $0.01 per share. At the date hereof,
(i) 22,429,275 shares of Common Stock and no shares of preferred stock of Company were issued and outstanding, (ii) 28,231 shares of Common Stock were held by Company in its treasury, (iii) there are no outstanding employee stock options to purchase shares of Common Stock ("Employee Stock Options") and no shares reserved for issuance pursuant to any Employee Stock Option (although 1,500,000 shares of Common Stock are authorized in connection with the relevant plans), and (iv) 750,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants, all of which warrants are held by one or more Parties. Except as set forth above, at the date hereof, no shares of capital stock or other voting securities of Company were issued, reserved for issuance or outstanding and except as set forth on
Schedule 5.1(c), there are not any phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any capital stock of Company ("Stock Equivalents"). There are no outstanding stock appreciation rights ("SARs") with respect to Common Stock. Except for the approval of the Proposals as contemplated by
Section 4.1(i), no further approval of the stockholders or the directors of Company or of any Governmental Entity will be required by Company for the issuance and sale of the New Shares and the Preferred Shares as contemplated by this Agreement. When issued and sold to Holdings or the Other Investors, as applicable, the New Shares and the Preferred Shares will be duly authorized, validly issued, fully paid and nonassessable and will be free and clear of all claims, liens, encumbrances, security interests and charges of any nature (arising from actions of the Company) and are not subject to any preemptive right of any stockholder of Company. Other than this Agreement and the Ancillary Agreements, the New Shares and the Preferred Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding to which the Company is a party, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting or disposition of the New Shares or the Preferred Shares. All outstanding shares of capital stock of Company are, and all shares that may be issued pursuant to the Employee Stock Options and the other agreements and instruments listed above will be, when issued, duly authorized, validly issued, fully paid and nonassess-able and not subject to preemptive rights. There are not any outstanding bonds, debentures, notes or other indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Company may vote. Except as set forth above, as of the date of this Agreement, there are not any securities, options, warrants, calls, rights, convertible or exchangeable securities or commitments, agreements, arrangements or undertakings of any kind to which Company or any of its Subsidiaries is a party or by which any of them is bound obligating Company or any of its Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of capital stock or other voting securities or Stock Equivalents of Company or of any of its Subsidiaries or obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries. Except in agreements to which any Party is also a party, neither the Company nor any of its Subsidiaries has entered into any agreement to register its equity or debt securities under the Securities Act. Grantor Trust is the record and beneficial owner of $6,250,000 principal amount of New Borrower Notes, $6,000,000 principal amount of Existing Grantor Trust Indebtedness and all of the capital stock of SBP Holding Company and The Art Store Holding Company, to the best of Company's knowledge, is free and clear of all Liens.

  Authority; Noncontravention.  (i) Company, each Interim
Borrower and Grantor Trust has the requisite corporate (or other) power and authority to enter into this Agreement and the Ancillary Agreements and, subject to the Proposals having been approved by the stockholders of Company at the Stockholders Meeting, to consummate the Transactions. The execution and delivery by the Company and each Interim Borrower of this Agreement and each Ancillary Agreement by Company, each Interim Borrower and Grantor Trust to which it is a party and the consummation by Company, each Interim Borrower and Grantor Trust of the Transactions have been duly authorized by all necessary corporate (or other) action on the part of Company, each Interim Borrower and Grantor Trust, subject, in the case of this Agreement, to adoption of this Agreement by the holders of a majority of the outstanding shares of Common Stock. This Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by Company, each Interim Borrower and Grantor Trust and constitute valid and legally binding agreements of Company, each Interim Borrower and Grantor Trust enforceable against Company, each Interim Borrower and Grantor Trust in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

		(ii) The execution and delivery by Company and each Interim Borrower of this Agreement and the Ancillary Agreements did not, and the consummation of the Transactions and compliance with the provisions of this Agreement and the Ancillary Agreements without obtaining the consent of any third party will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss by Company or any of its Subsidiaries of a material benefit under, or the creation of any material additional benefit to any third party under, or result in the creation of any Lien upon any of the properties or assets of Company or any of its Subsidiaries under, (i) the Certificate of Incorporation or By-laws of Company or the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Company or any of its Subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate could not reasonably be expected to (x) have a material adverse effect on Company,
(y) impair the ability of Company and each Interim Borrower to perform its obligations under this Agreement or any Ancillary Agreement to which it is a party or (z) prevent the consummation of any of the Transactions. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any party to a Material Contract is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Ancillary Agreements or the consummation by Company of the Transactions, except for (i) the filing of a premerger notification and report form by Company under the HSR Act and any filings required pursuant to the statutes and regulations listed on
Schedule 5.1(d), (ii) the filing with the SEC of (x) a proxy statement relating to the approval by Company's stockholders of the Share Issuances and the other Proposals (as amended or supplemented from time to time, the "Proxy Statement") and (y) such reports under Sections 12 and 13(a) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements and the Transactions and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as are set forth on Schedule 5.1(d), which have been obtained prior to the date hereof.

  SEC Documents; Undisclosed Liabilities. Company has filed all required reports, schedules, forms, statements and other documents with the SEC since January 31, 1993 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document has been revised or superseded by a later Filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Company and its Subsidi-aries as of the dates thereof and their consolidated statements of operations, stockholders equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Filed SEC Documents, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a consolidated balance sheet of Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations incurred in the ordinary course of business consistent with prior practice and experience since October 31, 1994. Schedule 5.1(e) sets forth a balance sheet of The Art Store as of the balance sheet date indicated on such Schedule. Such balance sheet has not been prepared in accordance with generally accepted accounting principles, among other things the footnotes are omitted, but was rather prepared for internal management purposes. Nevertheless, such balance sheet makes reasonable disclosure of the financial condition of the subject company as of such balance sheet date. Since such balance sheet date, to the best knowledge of Company, there has been no material adverse change in The Art Store.

  Proxy Statement. The Proxy Statement will not, at the date it is first mailed to Company's stockholders or at the time of the meeting of Company's stockholders held to vote on approval of the Proposals, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. No representation is made by Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent, Holdings or the Other Investors for inclusion or incorporation by reference in the Proxy Statement.

  Absence of Certain Changes or Events. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed SEC Documents") or in Schedule 1.1, since January 31, 1994, Company has conducted its business only in the ordinary course, and there has not been (i) any material adverse change in Company, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Company's capital stock, (iii) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than pursuant to the Stock Split), (iv) except as set forth on
Schedule 5.1(g) (x) any granting by Company or any of its Subsidiaries to any executive officer of Company or any of its Subsidiaries of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect on January 31, 1994, (y) any granting by Company or any of its Subsidiaries to any such executive officer of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect on January 31, 1994, or (z) any entry by Company or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer, (v) any damage, destruction or loss, whether or not covered by insurance, that has had or could reasonably be expected to have a material adverse effect on Company or (vi) any change in accounting methods, principles or practices by Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles.

  Title to Properties and Assets; Liens.

		(i)	Except as contemplated by this Agreement and the Ancillary
Agreements, Company and its Subsidiaries have good, sufficient and legal title to all the properties and assets reflected in the consolidated balance sheet as of October 31, 1994 included in Form 10-Q of Company except for assets acquired or disposed of in the ordinary course of business since the date of such consolidated balance sheet. All such properties are free and clear of Liens, except as permitted under Section 6.2 of the New Loan Agreement.

		(ii)	Schedule 5.1(h) hereto correctly sets forth the following
information with respect to each Mortgaged Property: (a) store number (if applicable) and (b) street address. Each Subsidiary has good and marketable fee title to each Mortgaged Property identified in Schedule 5.1(h) as being owned by such Subsidiary and each Mortgaged Property is free and clear of Liens, except as permitted under Section 6.2 of the New Loan Agreement.

		(iii)	Company has previously furnished to Parent true, correct and complete copies of all ground leases, space leases, subleases, easement agreements, reciprocal easement agreements, two-party supplemental agreements, option agreements, license agreements, and other agreements, instruments, and documents (whether or not recorded) that encumber, or otherwise affect in any material respect, its fee interest in or to any Mortgaged Property or any portion thereof.

		(iv)	No condemnation proceeding involving any Mortgaged Property
or portion of any thereof or parking facility used in connection therewith has commenced or, to the knowledge of any Subsidiary or Company, is contemplated by any governmental authority.

		(v)	The operation of the Company, its Subsidiaries, the Grantor
Trust Subsidiaries and each Mortgaged Property does not involve a violation of
(i) any statutes, laws, regulations, rules, ordinances, or orders of any kind whatsoever (including, without limitation, zoning and building laws, ordinances, codes, or approvals and environmental protection orders, laws or regulations) other than violations that would not result in any material change in the business, operations, properties, assets or condition (financial or otherwise) of any Subsidiary, Grantor Trust Subsidiary or Company and would not materially adversely affect such Mortgaged Property or the ability of
Company or any of its Subsidiaries or the Grantor Trust to perform their respective Obligations or consummate the Transactions, (ii) any building permits, restrictions of record, or any agreement affecting any such Mortgaged
Property or portion thereof other than violations that would not result in any material change in the business, operations, properties, assets or condition
(financial or otherwise) of any Subsidiary, Grantor Trust Subsidiary or
Company and would not materially adversely affect such Mortgaged Property or the ability of Company or any of its Subsidiaries or the Grantor Trust to
perform their respective Obligations or consummate the Transactions.

		(vi)	Each Mortgaged Property has adequate water, gas, telephone,
electrical supply, storm and sanitary sewage facilities, and means of access to and from public highways, and has fire and police protection to the fullest extent available in the jurisdiction in which such Mortgaged Property is located.

		(vii)	Except as disclosed in writing to Parent on Schedule 5.1(h),
(x) the operations of Company and each of its Subsidiaries and the Grantor
Trust Subsidiaries comply with all applicable environmental, health, and safety statutes and regulations except to the extent that noncompliance would not result in any material change in the business, operations, properties, assets, or condition (financial or otherwise) of any Subsidiary, Grantor Trust
Subsidiary or Company, and that would not materially adversely affect any
Mortgaged Property or the ability of Company or any of its Subsidiaries to perform their respective Obligations or consummate the Transactions; (y) none of the Mortgaged Properties or the operations to the Company or any of its
Subsidiaries or the Grantor Trust Subsidiaries is the subject of any private claims or any federal or state investigation evaluating whether any remedial action is needed in response to a release of any hazardous waste (as such term is defined in any applicable state or federal or environmental law or regulations) or other hazardous material into the environment except to the extent that such claims or remedial action would not result in any material change in the business, operations, properties, assets, or condition
(financial or otherwise) of any Subsidiary, Grantor Trust Subsidiary or the
Company and that would not materially adversely affect any Mortgaged Property or the ability of Company or any of its Subsidiaries to perform their respective Obligations or consummate the Transactions; and (z) neither Company nor any of its Subsidiaries nor any Grantor Trust Subsidiary has any material contingent liability in connection with any release of any hazardous waste or hazardous material into the environment including, without limitation, any contingent liability arising in connection with a failure, or alleged failure, to comply with the Comprehensive Environmental Response, Compensation and
Liability Act of 1980, as amended (42 U.S.C.    9601, et seq.), or the Federal
Resource Conservation and Recovery Act, as amended (42 U.S.C.    6901 et
seq.), except for such contingent liabilities that would not result in a material change in the business, operations, properties, assets, or condition
(financial or otherwise) of any Subsidiary, Grantor Trust Subsidiary or
Company and that would not materially adversely affect any Mortgaged Property or the ability of Company or any of its Subsidiaries to perform their respective Obligations or consummate the Transactions.

  Litigation; Adverse Facts. There is no action, suit, proceeding or arbitration (whether or not purportedly on behalf of Company or any of its Subsidiaries or the Liquidating Property Trust or the Grantor Trust Subsidiaries at law or in equity or before or by any federal, state, municipal or other government department, commission, board, bureau, agency, or instrumentality, domestic or foreign) pending (except as otherwise disclosed on Schedule 5.1(i) hereto) or, to the knowledge of Company or any Subsidiary, threatened against or affecting Company or any of its Subsidiaries or the Liquidating Property Trust or the Grantor Trust Subsidiaries or any of Company's or such Subsidiary's or the Liquidating Property Trust's or the Grantor Trust Subsidiaries' properties not provided for in the Plan that would (i) result in any material adverse change in the business, operations, properties, assets, or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole, or the Grantor Trust, (ii) materially adversely affect any Mortgaged Property, (iii) impair the ability of Company or Grantor Trust to perform its obligations under this Agreement or any Ancillary Agreement or (iv) prevent the consummation of any of the Transactions, and there is no basis known to Company for any such action, suit or proceeding. Neither Company nor any of its Subsidiaries nor the Liquidating Property Trust nor the Grantor Trust Subsidiaries is (i) in violation of any applicable law that materially adversely affects or may materially adversely affect any Mortgaged Property, the business, operations, properties, assets or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole, or the Grantor Trust, or the ability of Company, the Grantor Trust or any of its Subsidiaries to perform their respective Obligations or consummate the Transactions, or
(ii) subject to or in default with respect to any final judgment, writ, injunction, decree, rule or regulation of any court or any federal, state, municipal, or other governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, that would have a material adverse affect any Mortgaged Property, the business, operations, properties, assets or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole, or the Grantor Trust, or the ability of Company or any of its Subsidiaries or the Grantor Trust to perform their respective Obligations or consummate the Transactions. There is no action, suit, proceeding, or investigation pending or, to the knowledge of Company, the Grantor Trust or any Subsidiary, threatened against or affecting Company or any of its Subsidiaries or the Liquidating Property Trust or the Grantor Trust Subsidiaries that questions the validity or enforceability of this Agreement or any of the Ancillary Agreements or challenges the Transactions.

  Absence of Changes in Benefit Plans.

		(i)	Company and each of its ERISA Affiliates is in compliance in all material respects with any applicable provisions of ERISA and the regulations and published interpretations thereunder with respect to all
Pension Plans and Multiemployer Plans, except to the extent that all such noncompliances would result in the loss of the deductibility of contributions to any Pension Plan or Multiemployer Plan, or would result in the incurrence by Company and its ERISA Affiliates of any civil penalty assessed pursuant to
Section 502(i) of ERISA or a tax imposed by Section 4975 of Internal Revenue
Code in an aggregate amount not in excess of $100,000.

		(ii)	Except for the termination of Company's LESOP and PAYSOP, as defined and described in the Plan and the contemplated "freezing" of Company's three Pension Plans by ceasing the accrual of benefits under such Pension
Plans, no event or condition which presents a material risk of plan termination or any other event that may cause the Company or any ERISA
Affiliate to incur liability or have a lien imposed on its assets under title
IV of ERISA has occurred or is reasonably expected to occur with respect to any Pension Plan; and none of the events described above might result in the imposition of any lien or incurrence by Company or any of its ERISA Affiliates of any liability under any Pension Plan or to the Pension Benefit Guaranty
Corporation (or any successor thereto) or any other party under Sections 4062,
4063, and 4064 of ERISA or any other law in excess of $100,000.

		(iii)	Vested liabilities (as defined in Section 3(25) of ERISA)
under all Pension Plans (with assets less than vested liabilities only) do not exceed the assets thereunder by more than $100,000.

		(iv)	Neither Company nor any of its ERISA Affiliates has incurred or reasonably expects to incur any withdrawal liability under ERISA to any
Multiemployer Plan in excess of $100,000.

  Payment of Taxes. Except as set forth in Schedule 5.1(k), as of the date of this agreement and on the Closing Date, (i) all Tax Returns that are required to be filed by or with respect to the Company and each of its Subsidiaries have been duly filed, (ii) all Taxes due with respect to the periods covered by the Tax Returns referred to in clause (i) have been timely paid, (iii) no adjustments or deficiencies relating to the Tax Returns referred to in clause (i) have been proposed, asserted or assessed by the Internal Revenue Service or the appropriate state, local or foreign taxing authority, (iv) no extension of time with respect to any date on which a Tax Return was or is to be filed by the Company or any Subsidiary is in force, and there are no pending or threatened actions or proceedings for the assessment or collection of Taxes against the Company or any of its Subsidiaries,
(v) each adjustment, deficiency, action or proceeding set forth in
Schedule 5.1(k) is being contested or handled in good faith, (vi) there are no outstanding waivers or agreements extending the applicable statute of limitations for any period with respect to any Taxes of the Company or any of its Subsidiaries, (vii) the Company and the Subsidiaries income Tax Returns have been examined by the Internal Revenue Service or the appropriate state, local or foreign tax authority, (viii) no closing agreement pursuant to Section 7121 of the Internal Revenue Code, or similar provision of any state, local, or foreign law, has been entered into by or with respect to the Company or any of its Subsidiaries, (ix) there are no tax sharing agreements or similar contracts or arrangements to which the Company or any of its Subsidiaries is a party, (x) the Company or any of its Subsidiaries has not been a member of an affiliated group (within the meaning of Section 1504 of the Internal Revenue Code) filing a consolidated federal income Tax Return, other than a group the common parent of which is the Company, (xi) no powers of attorney with respect to Taxes granted by the Company or any of its Subsidiaries are in effect, (xii) no claim has ever been made by an authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction,
(xiii) no audit of any Tax Return filed by the Company or any Subsidiary is in progress, and neither the Company nor any Subsidiary has been notified by any tax authority that any such audit is contemplated or pending, and (xiv) there are no security interests on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes.

  Officers. Except as set forth on Schedule 5.1(g), there are no severance or other payment obligations triggered as a result of the Transactions. No action, suit, proceeding or arbitration relating to any officer of the Company is pending or threatened against the Company.

  No Excess Parachute Payments. No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions by any employee, officer or director of Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-
1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan currently in effect would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Internal Revenue Code). Set forth in
Schedule 5.1(m) is (i) the maximum amount that could be paid to each such disqualified individual as a result of the Transactions under all employment, severance and termination agreements, other compensation arrangements and Benefit Plans currently in effect and (ii) the "base amount" (as such term is defined in Section 280G(b)(3) of the Internal Revenue Code) for each such disqualified individual calculated as of the date of this Agreement.

  Voting Requirements. The affirmative vote of a majority of the Company's issued and outstanding stock with respect to the Proposals is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement, the Ancillary Agreements and the Transactions. This Agreement and the Ancillary Agreements and the Transactions have been approved by a vote of the directors as required by Company's Certificate of Incorporation and By-laws.

  State Takeover Statutes. The Board of Directors has approved this Agreement and the Ancillary Agreements, and such approval is sufficient to render inapplicable to this Agreement, the Ancillary Agreements and the Transactions the provisions of Section 203 of the DGCL. To the best of Company's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to this Agreement, any Ancillary Agreement or any of the Transactions.

  Brokers. No broker, investment banker, financial advisor or other person, other than Libra Investments, Inc., Pinnacle Partners and Argosy, the fees and expenses of which will be paid by Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Company. A complete and correct copy of Company's engagement letters with Libra Investments, Inc., Pinnacle Partners and Argosy has been delivered to Parent prior to the execution of this Agreement. Company has not, and will not, increase any such fees and expenses prior to Closing.

Material Contracts. All contracts, leases and other agreements to which Company or any of its Subsidiaries is a party and that are material to the business, properties, assets, condition (financial or otherwise), results of operations or prospects of Company and its Subsidiaries, taken as a whole (the "Material Contracts") have been filed as exhibits to the SEC Documents or are listed on
Schedule 5.1(q). Except as disclosed in Schedule 5.1(q), each Material Contract is in full force and effect; Company and its Subsidiaries have performed in all material respects all the obligations required to be performed thereby under each Material Contract; neither Company nor any of its Subsidiaries has received any written assertion of default under any Material Contract; neither Company nor any of its Subsidiaries expects any termination or material change to, or receipt of a proposal with respect to, any of the Material Contracts as a result of the Transactions; and neither Company nor any of its Subsidiaries has knowledge of any material breach or anticipated material breach by any other party to any Material Contract. Company has filed as an exhibit to an SEC Document or has furnished Parent with true, complete and unredacted copies of each Material Contract, together with all amendments, waivers or other changes thereto. Company does not have any Material Contract or any other contract or agreement with the United States Department of Energy, the United States Department of Defense or any of the armed forces of the United States.

Governmental Regulation. Neither Company nor any of its Subsidiaries is subject to regulation under the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, or the Investment Company Act of 1940 or to any federal or state statute or regulation, limiting its ability to (i) issue the New Shares or the Preferred Shares, (ii) incur Indebtedness for money borrowed, (iii) to create Liens on any of its properties to secure such Indebtedness or
(iv) otherwise to consummate the Transactions. SBP Transportation Co., Inc., a California corporation, is subject to the Interstate Commerce Act, but such act does not limit the actions described above.

  Disclosure. No representation or warranty of Company or any Subsidiary contained in this Agreement or any Ancillary Agreement, or any other document, certificate, or written statement furnished to Parent, Holdings or the Other Investors by or on behalf of the Company or any Subsidiary for use in connection with the Transactions contains any untrue statement of a material fact or omits to state a material fact (known to Company or any Subsidiary in the case of any document not furnished by it) necessary in order the make the statements contained herein or therein not misleading. The term "material" in the preceding sentence shall be interpreted in accordance with Section 10(b) of the Exchange Act. There is no fact known to Company or any Subsidiary (other than matters of general economic nature) that materially adversely affects any Mortgaged Property, the business, operations, property, assets, or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole, or the ability of Company or any Subsidiary to perform their respective obligations that have not been disclosed herein or in such other documents, certificates and statements furnished to Parent, Holdings, Grantor Trust and the Other Investors for use in connection with the Transactions.

		(t)	Affiliates.  Company hereby certifies to Fidelity Management
Trust Company ("Fidelity") both in its individual capacity and its capacity as a fiduciary (as defined in Section 3(21)(A) of the Employee Retirement Income
Security Act of 1974, as amended) of the Kodak Retirement Income Plan (the
"Plan"), that, to the best of its knowledge, Company is not an affiliate (as defined in Section V(C) of the U.S Department of Labor Prohibited  Class
Exemption 84-14, 49 Fed. Reg. 9494 (March 13, 1984) ("PTCE 84-14")), and
during the one-year period ending on the Closing Date was not such an affiliate, of any person identified on Schedule 5.1(t) hereto.  Company hereby acknowledges and agrees that the foregoing certification will be relied upon by Fidelity in causing the Plan to enter into the Transactions contemplated by this Agreement.

		(u) Licenses. The Company and its Subsidiaries hold all material licenses, franchises, permits, consents, registrations, certificates and other approvals (including, without limitation, those relating to environmental matters, public and worker health and safety, buildings, highways or zoning) (individually, a "License" and collectively, "Licenses") required for the conduct of its business as now being conducted, and is operating in substantial compliance therewith, except where the failure to hold any such License or to operate in compliance therewith would not have a material adverse effect on the Company and its Subsidiaries.

		(v) Private Offerings. No form of general solicitation or general advertising was used by the Company or any of its Subsidiaries or any of the Company's or such Subsidiary's representatives, or, to the knowledge of the Company, any other Person acting on behalf of the Company or any of its Subsidiaries, in connection with the offering of the securities being purchased under this Agreement or under any other document. Neither the Company, any of its Subsidiaries nor any person acting on the Company's or such Subsidiary's behalf has directly or indirectly offered the Interim Notes, New Shares or Preferred Shares, or any part thereof or any other similar securities or the securities being purchased under any other document, for sale to, or sold or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with any Person or Persons other than the Parties. Assuming the accuracy of the representations of the Parties as set forth in Sections 5.2 and 5.3, neither the Company, any of its Subsidiaries nor any person acting on the Company's or such Subsidiary's behalf has taken or will take any action which would subject the issue and sale of the securities being purchased under this Agreement to the provisions of Section 5 of the Securities Act.

		(w) Foreign Assets Control Regulation, Etc. Neither the issue and sale of the Interim Notes, the New Shares or the Preferred Shares by the Company nor its use of the proceeds thereof as contemplated by this Agreement will violate the Foreign Assets Control Regulations, the Control Regulations, the Cuban Assets Control Regulations, the Foreign Funds Control Regulations, the Iranian Assets Control Regulations, the Nicaraguan Trade Control Regulations, the South African Transactions Control Regulations, the Libyan Sanctions Regulations, the Soviet Gold Coin Regulations, the Panamanian Transactions Regulations, the Haitian Transactions Regulations or the Iraqi Sanctions Regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or Executive Orders 12722 and 12724 (Transactions with Iraq).

		(x) Federal Reserve Regulations and Other Matters. Neither the Company nor any of its Subsidiaries will, directly or indirectly, use any of the proceeds from the sale of the Interim Notes for the purpose, whether immediate, incidental or ultimate, of buying any "margin stock," or of maintaining, reducing or retiring any indebtedness originally incurred to purchase any stock that is currently a "margin stock," or for any other purpose which might constitute the Transactions a "purpose credit," in each case within the meaning of Regulation G or U of the Board of Governors of the Federal Reserve System (12 C.F.R. 207 and 221, as amended, respectively), or otherwise take or permit to be taken any action which would involve a violation of such Regulation G or Regulation U or of Regulations T or X of the Board of Governors of the Federal Reserve System (12 C.F.R. 220 and 224, as amended, respectively) or any other regulation of such Board. No indebtedness that may be maintained, reduced or retired with the proceeds from the sale of the Interim Notes was incurred for the purpose of purchasing or carrying any "margin stock" and neither the Company nor any of its Subsidiaries own any such "margin stock" or have any present intention of acquiring, directly or indirectly any such "margin stock."

		(y) Insurance. After the Funding Date, Company will provide to each Party, if so requested in writing, a list of all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors under which the Company or any of its Subsidiaries may derive any material benefit, the term and deductible for each such policy, the agency and company providing such insurance and the name of each person scheduled as having an interest therein as loss payee, pledgee or otherwise. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, reserved, denied or disputed by the underwriters of such policies or bonds or their agents where such question, reservation, denial or dispute, in each case, would have a material adverse effect on the Company and its Subsidiaries on a consolidated basis. All premiums due and payable under all such policies and bonds have been paid, and the Company and its Subsidiaries are otherwise in full compliance with the terms and conditions of all such policies and bonds, except in each case where the failure would not have a material adverse effect on the Company and its subsidiaries on a consolidated basis. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) are and have been in full force and effect for at least the last year or since the inception of the Company or any of its Subsidiaries, as the case may be, and remain in full force and effect. Such policies of insurance and bonds are of the type and in amounts customarily carried by persons conducting business similar to that presently conducted by the Company and its Subsidiaries. The Company knows of no threatened termination of any such policies or bonds that would be material to the Company and its Subsidiaries taken as a whole.

		(z) Intellectual Property. The Company and its Subsidiaries have ownership of, or license to use, all patent, copyright, trade secret, trademark, or other proprietary rights used or to be used in the business of the Company or any of its Subsidiaries and which are material to the Company and its Subsidiaries on a consolidated basis (collectively, "Intellectual Property"). There are no claims or demands of any other person pertaining to any of such Intellectual Property and no proceedings have been instituted, or are pending or, to the knowledge of the Company, threatened, which challenge the rights of the Company or any of its Subsidiaries in respect thereof, except those that would not have a material adverse effect on the Company and its Subsidiaries on a consolidated basis. The Company and its Subsidiaries have the right to use all customer lists, designs, manufacturing or other processes, computer software, systems, data compilations, research results and other information required for or incident to its products or their business as presently conducted or contemplated and which are material to the Company and its Subsidiaries on a consolidated basis.

		(aa) Grantor Trust Subsidiaries. (i) The Art Store, a California corporation has good, sufficient and legal fee title to all the properties listed on Schedule 5.1(h) as being owned by The Art Store free and clear of Liens, except as disclosed on Schedule 5.1(h) or as permitted under
Section 6.2 of the New Loan Agreement.

		(ii) The Art Store has a good, sufficient and legal leasehold interest in all of the properties listed on Schedule 5.1(h) as being leased by The Art Store and such leasehold interest is free and clear of all Liens, except as disclosed on Schedule 5.1(h).

		(iii) Schedule 5.1(aa) sets forth the following information with respect to each of the Grantor Trust Subsidiaries as of the most recent practicable date through the Funding: (A) the basis of the Grantor Trust Subsidiary in its assets; (B) the basis of The Art Store Holding Company in the Stock of The Art Store; and (C) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to such Grantor Trust Subsidiary.

		(iv) As of the Funding, the adjusted basis of The Art Store Holding Company in the stock of The Art Store will be at least $7,000,000; the excess of the adjusted basis of The Art Store in its assets over its liabilities will be at least $7,000,000; and the excess of the adjusted basis of SBP Properties Holding Company in its assets over its liabilities will be at least $1,500,000.

		(v) Except as disclosed on Schedule 5.1(aa), none of the Grantor Trust Subsidiaries has any liability for the Taxes of any other Person (other than the Grantor Trust Subsidiaries and other than Taxes of the consolidated group, the common parent of which is Company) (A) under Treasury Regulations
Section 1.1502-6 (or any similar provision of state, local or foreign law),
(B) as a transferee or successor, (C) by contract or (D) otherwise.

		5.2. Representations and Warranties of Parent and Holdings. Each of Parent and Holdings represents and warrants to Company and the Other
Investors as follows:

  Authority. Each of Parent and Holdings has the requisite power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions.

  Validity. This Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by Parent and Holdings and constitute valid and legally binding agreements of Parent and Holdings enforceable against such Party in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

  Information Supplied. None of the information supplied or to be supplied by Parent or Holdings about Parent or Holdings in writing for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company's stockholders or at the time of the meeting of the Company's stockholders held to vote on adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

  Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Holdings, except as described in Section 5.1(p), which would be or become the responsibility of any other Party.

  Ownership of Company Securities.  Neither Parent nor
Holdings is the record or beneficial owner of any shares of Common Stock, principal amount of New Borrower Notes or Grantor Trust Notes, warrants to purchase shares of Common Stock or any other equity or debt securities of the Company, except as contemplated by this Agreement or the Ancillary Agreements.

  Investment Intent. Holdings is purchasing or acquiring the New Shares and Preferred Shares for its own account for investment and not with a present view to, or for sale in connection with, any distribution thereof in violation of the Securities Act. Holdings does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the New Shares or Preferred Shares. Holdings is aware that the certificates evidencing the New Shares and Preferred Shares shall bear substantially the following legend relating to restrictions on resale under the Securities Act:

	"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD,
OFFERED FOR SALE, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE
THEREWITH."

  Acquisition for Investment and Rule 144. Holdings has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment. Holdings understands that the New Shares and Preferred Shares will not be registered under the Securities Act in reliance on a specific exemption from the registration provision of the Securities Act which depends upon, among other things, the bona fide nature of Holdings' investment intent as expressed herein. Holdings acknowledges that the New Shares and Preferred Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Holdings has been advised or is aware of the provisions of Rule 144 and Rule 144A promulgated under the Securities Act which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

  Consents. All material consents, approvals, orders, authorizations of or registrations, declarations or filings in connection with the valid execution and delivery of this Agreement and the Ancillary Agreements by Parent and Holdings or the purchase of the New Shares and the Preferred Shares by Holdings have been obtained or made, or will be obtained or made prior to the Closing Date.

		5.3. Representations and Warranties of the Other Investors. Each of the Other Investors and Grantor Trust represents and warrants, with respect to such Person only, severally and jointly, to Company, Parent and Holdings as follows:

  Authority. Investor1 has the requisite power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions. Investor2 has the requisite power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions. Each of Investor3, Investor4, Investor5 and Investor6 is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has the requisite power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the Transactions.

  Validity. This Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by such Person and constitute valid and legally binding agreements of such Person enforceable against such Party in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

  Information Supplied. None of the information supplied or to be supplied by such Person about such Person in writing for inclusion or incorporation by reference in the Proxy Statement will, at the date the Proxy Statement is first mailed to Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

  Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Person, except as set forth in Section 5.1(p), which would be or becom the responsibility of any other Party.

  Ownership of Company Securities. Investor1 is the beneficial owner of 7,630,307 shares of Common Stock and warrants to purchase 394,547 shares of Common Stock. Investor2 is the beneficial owner of 1,433,413 shares of Common Stock and warrants to purchase 74,203 shares of Common Stock. Investor3 is the beneficial owner of no shares of Common Stock, $937,500 principal amount of New Borrower Notes and warrants to purchase 70,312 shares of Common Stock. Investor4 is the beneficial owner of 2,139,940 shares of Common Stock, $937,500 principal amount of New Borrower Notes and warrants to purchase 70,312 shares of Common Stock. Investor5 is the beneficial owner of 1,305,700 shares of Common Stock, $937,500 principal amount of New Borrower Notes and warrants to purchase 70,312 shares of Common Stock. Investor6 is the beneficial owner of no shares of Common Stock, $937,500 principal amount of New Borrower Notes and warrants to purchase 70,312 shares of Common Stock. Except for such ownership, as of the date of this Agreement, such Person does not beneficially own any shares of Common Stock, principal amount of Existing Grantor Trust Indebtedness, Borrower Notes or New Borrower Notes, warrants to purchase shares of Common Stock or any other equity or debt securities of Company, except as contemplated by this Agreement, the Ancillary Agreements or the Existing Loan Agreement.

  Investment Intent. Such Person is purchasing or acquiring the New Shares and the Preferred Shares for its own account for investment and not with a present view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, provided that disposition of such Person's property shall at all times be within its control. Such Person does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the New Shares or Preferred Shares. Such Person is aware that the certificates representing the New Shares and the Preferred Shares will bear such legends relating to restrictions on resale under the Securities Act as provided in Section 5.2(f).

  Acquisition for Investment and Rule 144. Such Person has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed Investment. Such Person understands that the New Shares and the Preferred Shares will not be registered under the Securities Act in reliance on a specific exemption from the registration provision of the Securities Act which depends upon, among other things, the bona fide nature of such Person's investment intent as expressed herein. Such Person acknowledges that the New Shares and the Preferred Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.
Such Person has been advised or is aware of the provisions of Rule 144 and Rule 144A promulgated under the Securities Act which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

  Legal Investment; Consents.  The purchase of the New
Shares and the Preferred Shares by such Person hereunder is legally permitted in all material respects by all laws and regulations to which such Person is subject and all material consents, approvals, orders, authorizations of or registrations, declarations or filings in connection with the valid execution and delivery of this Agreement and the Ancillary Agreements by such Person or the purchase of the New Shares and the Preferred Shares by such Person have been obtained or made, or will be obtained or made prior to the Closing Date.


	ARTICLE VI

	Covenants Relating to Conduct of Business of Company

		6.1. Conduct of Business. (a) Conduct of Business by Company. Except as otherwise contemplated by this Agreement and the Ancillary
Agreements, during the period from the date of this Agreement to the earlier of (x) the Closing and (y) the first day on which each of the five persons designated as Holding Directors on Schedule 2.1 of the Stockholders Agreement shall have become Directors of Company, Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use its best efforts to preserve intact their current business organizations, keep available the services of their current officers and other employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. By way of background, Schedule 1.1 sets forth the most recent financial information of Company. Without limiting the generality of the foregoing, without the prior written consent of Parent, during the period from the date of this Agreement to the Closing, Company shall not, and shall not permit any of its Subsidiaries to:

	take any action in violation of the covenants contained in Company's loan agreements (except to the extent such covenants have already been violated and no waivers have been obtained);

	(x) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (y) purchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities
(other than in accordance with the Stock Split) or (z) declare, set aside or pay any dividend (whether in cash, capital stock or property);

	issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (x) the issuance of Common Stock upon the exercise or conversion of Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms and (y) the issuance and sale of the New Shares and Preferred Shares in accordance with the terms hereof);

	amend its Certificate of Incorporation, By-Laws or other comparable charter or organizational documents (other than in accordance with the Amendments);

	acquire or agree to acquire any assets in excess of $100,000;

	sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets in excess of $10,000, or waive or release any rights, or compromise, release or assign any indebtedness owed to it or any claims held by it;

	(x) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, (y) make any loans, advances or capital contributions to, or investments in, any other person, other than to Company or any direct or indirect wholly owned Subsidiary of Company or (z) incur any other debt, liability or obligation, direct or indirect, whether accrued, absolute, contingent or otherwise, other than current liabilities incurred in the ordinary course of business consistent with past practice;

	make or agree to make any new capital expenditure or expenditures which, individually or in the aggregate, are in excess of $10,000;

	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Company included in the Filed SEC Documents or incurred in the ordinary course of business consistent with past practice;

	provide any discounts on sales of inventory other than discounts consistent with past practice;

	enter into, terminate or substantially amend or supplement any contract, lease or other agreement unless the same is done in the ordinary and usual course of business and the contract, lease or other agreement in question does not provide for any party thereto to make payment or deliver goods or services (or any combination thereof) aggregating more than $10,000 over the term thereof;

	increase in any manner the compensation or fringe benefits of any of its officers, directors or employees or pay or agree to pay any severance, pension, retirement allowance or other similar benefit not required by any previously existing plan or agreement to any such officers, directors or employees, or commit itself to any severance, pension, retirement or profit-sharing loan or agreement or employment agreement with or for the benefit of any officer, director, employee or other person;

	permit any insurance policy (excluding, however, those policies for which no replacement is available at a cost comparable to that currently in effect) naming it as a beneficiary or a loss payable payee to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing substantially the same coverage are in full force and effect;

	change any accounting policy or procedure; or

	authorize any of, or commit or agree to take any of, the foregoing actions.

		(b) Other Actions. Except as required by law, regulation, or contemplated by this Agreement or the Ancillary Agreements, the Company, Parent, Holdings, the Grantor Trust and the Other Investors shall use all reasonable efforts not to, and shall use all reasonable efforts not to permit any of their respective Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such Party set forth in this Agreement or the Ancillary Agreements that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions set forth in Article IV not being satisfied.

		Company, Parent, Holdings and the Other Investors shall promptly notify the other Parties of any change or event causing, or that, insofar as can reasonably be foreseen, would cause, any of the conditions with respect to such Person set forth in Article IV not being satisfied.


	ARTICLE VII

	Additional Agreements

		7.1.  Preparation of the Proxy Statement; Stockholders Meeting.
(a) Company shall have prepared and given Parent, Holdings, Grantor Trust and the Other Investors a reasonable opportunity to comment on the Proxy Statement to be filed by Company with the Securities and Exchange Commission (the "Proxy Statement"). If the Proxy Statement has not been filed with the SEC, Company shall file with the SEC the Proxy Statement within 7 days after the date hereof. After giving Parent, Holdings, Grantor Trust and the Other Investors a reasonable opportunity to comment, Company shall file with the SEC any amendments or supplements to the Proxy Statement that may be necessary in response to SEC comments or otherwise. Company shall use reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable. Company shall provide to Parent, Holdings and the Other Investors promptly any comments or other correspondence it receives from the SEC staff with respect to the Proxy Statement.

		(b) Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders Meeting") for the purpose of approving the Proposals and shall, through its Board of Directors, recommend to its stockholders approval of the Proposals. The obligations of Company pursuant to Section 7.1(a) and the first sentence of this Section 7.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any takeover proposal by any third party.

		7.2. Access to Information; Confidentiality. Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other representatives of the Parent, reasonable access during normal business hours during the period prior to the Closing to all their respective properties, books, contracts, commitments, personnel and records and, during such period, Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other Party may reasonably request.

		7.3. Reasonable Efforts; Notification; Consent. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use all reasonable efforts (in the case of Investor1 and Investor2, within the context of its fiduciary obligations, if any, and applicable regulatory restrictions) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including those set forth on
Schedule 5.1(d), to the extent necessary to consummate its obligations as part of the Transactions, (ii) the obtaining or granting of all necessary consents, approvals or waivers from third parties or Parties, including those set forth on Schedule 5.1(d), to the extent necessary to consummate its obligations as part of the Transactions, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, against it and challenging this Agreement or any of the Ancillary Agreements or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Ancillary Agreements, including the satisfaction of all conditions set forth in Article IV and completion of the Funding and the Closing on a timely basis, provided that nothing in this
Article VII shall be construed to require any Party to waive any right or condition to any obligation it may have pursuant to this Agreement or any Ancillary Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Ancillary Agreements or any future transactions between or among the Parties solely as a result of the Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, any Ancillary Agreement or any contemplated by this Agreement or any Ancillary Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Ancillary Agreements and otherwise to minimize the effect of such statute or regulation on the Transactions.

		(b)  Each Party shall give prompt notice to the other Parties of
(i) any representation or warranty made by it contained in this Agreement or any Ancillary Agreement becoming untrue or inaccurate in any respect (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement or the Ancillary Agreements.

		(c) In order to induce each of the Parties to enter into the Transactions, and anything in the agreements with the Company to which such Party is a Party to the contrary notwithstanding, each Party hereby consents to the Transactions and, subject to satisfaction of the conditions to Funding or Closing, as applicable, hereby waives all defaults and events of default relating to any existing agreement between or among any of the Parties and which include Company, any of its Subsidiaries, any of the Grantor Trust Subsidiaries, Interim Borrowers or Grantor Trust as a Party or Parties thereto, that, to such Party's knowledge, occurred prior to and are continuing as of the date hereof; provided, that if Closing does not occur by December 31, 1995 or the Investment Agreement terminates prior to Closing, the Parties will have the right to rescind such waiver except with respect to actions and events that are taken in connection with the Transactions. All terms, conditions and provisions of such agreements are and shall remain in effect (except as otherwise contemplated by this Agreement and the Ancillary Agreements) and, except as set forth above, nothing herein shall operate as a consent to or waiver of any other or further matter or any other right, power or remedy of such Party under such agreements.

		7.4. Fees and Expenses. (a) Except as provided below or in the Existing Insurance Company Loan Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the sale of the New Shares or the Preferred Shares on the terms contemplated hereby is consummated. Company agrees to reimburse Investor1 and Investor2 for their reasonable out-of-pocket expenses in connection with this Agreement, the Ancillary Agreements and the Transactions in an amount not to exceed $100,000.

		(b) If a direct or indirect acquisition of, or merger or other business combination with, Company or any substantial portion of Company's business or assets, or the sale or other disposition of a majority of the capital stock of Company (any of such transactions, a "Disposition") is consummated by Company with any person other than Parent after the date hereof, then upon the consummation of such Company shall pay to Parent in immediately available funds, an amount equal to Parent's and Holdings' out-of pocket costs and expenses (including legal fees and expenses). This Section 7.4(b) shall not apply to any Disposition undertaken through an involuntary bankruptcy of Company.

		7.5. Public Announcements. Parent, Holdings, Grantor Trust, the Other Investors and Company shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process, regulatory authority or by obligations pursuant to any listing agreement with any national securities exchange.

		7.6. Stockholder Litigation. Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to the Transactions; provided, however, that no such settlement shall be agreed to without Parent's consent, which consent shall not be unreasonably withheld.

		7.7. Employment Arrangements. The Company shall not enter into any employment agreement or implement any severance arrangement with or with respect to any employee of the Company.

		7.8. Reporting Company. Company shall use its best efforts to remain a reporting company under the Exchange Act prior to and upon consummation of the Transactions contemplated by this Agreement and the Ancillary Agreements.

		7.9. NYSE Listing. Company shall use its best efforts to cause the outstanding shares of Common Stock and the New Shares to remain listed on the New York Stock Exchange prior to and upon consummation of the Transactions contemplated by this Agreement and the Ancillary Agreements.

		7.10. Liquidating Property Trust Leases and Property Transfer. Company shall use its best efforts to obtain from the Liquidating Property Trust the Liquidating Property Trust Leases and cause the Property Transfer to occur.

		7.11. Agreement to Vote Shares. Each of the Parties agrees that during the term of this Agreement to vote such Party's shares of Common Stock, and to cause any holder of record of such shares to vote (a) in favor of the Proposals and the Transactions, (b) against any action or agreement that would compete with, impede, interfere with or attempt to discourage or inhibit the timely consummation of the Transactions, (c) except for the Transactions, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets or securities of Company or its Subsidiaries that would be inconsistent with the Transactions and (d) as to any matter related to the election or removal of directors, as directed by Holdings.

		7.12.  No Voting Trusts.  Each of the Parties agrees that they will not, nor will they permit any entity under their control to, deposit any of their shares of Common Stock in a voting trust or subject any of their shares of Common Stock to any arrangement with respect to the voting of such Shares other than agreements entered into with Holdings.

		7.13. No Proxy Solicitations. Each of the Parties agrees that such Party will not, nor will such Party permit any entity under such Party's control to, (a) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the 1934 Act) in opposition to or competition with the consummation of the Transactions or otherwise encourage or assist any party in taking or planning any action which would compete with, impede, interfere with or attempt to discourage or inhibit the timely consummation of the Transactions, (b) directly or indirectly encourage, initiate or cooperate in a stockholders' vote or action by consent of the Company's stockholders in opposition to or in competition with the consummation of the Transactions, or (c) become a member of a "group" (as such term is used in Section 13(d) of the 1934 Act) with respect to any voting securities of the Company for the purpose of opposing or competing with the consummation of the Transactions.

		7.14. Transfer and Encumbrance. On or after the date hereof and during the term of this Agreement until the Closing, except pursuant to this Agreement and the Ancillary Agreements, each of the Parties agrees not to transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber any of such Party's shares of Common Stock or any Interim Notes, Existing
Grantor Trust Indebtedness or New Borrower Notes, without the prior written consent of Company and Holdings and prior notice to the Other Parties, except that (i) each of the Parties (other than Company) may make such a transfer to any Affiliate (other than Company) of such Party who agrees in writing to be bound by the terms of this Agreement and the Ancillary Agreements, but no such transfer shall relieve such Party of any of its obligations under this Agreement and the Ancillary Agreements (except that such relief will be granted in the case of Investor1 or Investor2 upon any transfer by them to a fund or account managed or advised by Fidelity Management and Research Co. or Fidelity Management Trust Co.). Company and Holdings will not unreasonably withhold such consent to limited transfers (for example up to 5% of each Party's holdings on a pro rata basis) so long as their material interests are not adversely affected thereby.

		7.15. Additional Purchases. Each of the Parties agrees that such Party will not purchase or otherwise acquire beneficial ownership of any shares of Common Stock after the execution of this Agreement, nor will any Party voluntarily acquire the right to vote or share in the voting of any shares of Common Stock, unless such Party agrees to deliver to Holdings immediately after such purchase or acquisition an irrevocable proxy substantially in the form attached hereto as Exhibit C with respect to such new shares. Each of the Parties also severally agrees that any new shares acquired or purchased by him or her shall be subject to the terms of this Agreement to the same extent as if they constituted shares of Common Stock held by such Party as set forth in Article V hereof.

		7.16.  Covenants Relating to Post-Funding Tax Matters.

		(a)	Tax Sharing Agreements.  Any Tax sharing agreement between
the Company and any of the Grantor Trust Subsidiaries is terminated as of the Funding and will have no further effect for any taxable year, whether current, future or past.

		(b)	Tax Returns.  Company will include the income of the Grantor
Trust Subsidiaries on the Company's consolidated income Tax Returns for all periods through the Funding and pay income Taxes attributable to such income.
Grantor Trust Subsidiaries will pay income Taxes attributable to their income for all periods following the Funding.  Upon reasonable request, Grantor Trust
Subsidiaries and Company will provide tax information to each other for the purpose of preparing Tax Returns.  Company will take no position that relates to Grantor Trust Subsidiaries on its consolidated income Tax Returns for periods through the Funding that is not in accordance with past practice, without the prior written consent of Investor1 and Investor2, which consent will not be unreasonably withheld.  The Grantor Trust Subsidiaries will take no position that relates to Company on their Tax Returns for periods after the
Funding that is not in accordance with past practice, without the prior written consent of Company, which consent will not be unreasonably withheld.

		(c)	Audits.  Company on the one hand and Investor1, Investor2
and Grantor Trust Subsidiaries on the other will each provide reasonable notice to the other party regarding audits of any Tax Returns, to the extent that such audits may affect the other party's liability for Taxes. Company and the Grantor Trust Subsidiaries will permit each other and their respective counsel to participate in any such audits. None of Company or the Grantor
Trust Subsidiaries will settle any audit in a manner that would adversely affect the Tax liability of the other party, without the prior written consent of Investor1 and Investor2 or Company, respectively.

		(d)	Sale of Stock.  Company, Investor1, Investor2 and the
Grantor Trust Subsidiaries shall, upon Company request, make a joint election under Section 338(h)(10) of the Internal Revenue Code and any corresponding elections under state and local tax laws (the "Election") with respect to the stock of each Grantor Trust Subsidiary, and as promptly as practicable following the Funding Date, cooperate with each other to take all actions necessary and appropriate (including filing such forms, returns, elections, schedules and other documents as may be required) to effect and preserve a timely Election in accordance with
Section 338(h)(10) of the Internal Revenue Code and the Treasury
Regulations thereunder or any successor provisions and the corresponding provisions of state and local tax laws. However, the agreement in this subsection (d) is made subject to the condition that the making of the Election will not have a material adverse effect on Investor1, Investor2 or their investment in the Grantor Trust Subsidiaries, as such material adverse effect is defined in a side letter between Investor1 and Investor2, on the one hand, and Holdings and the Company, on the other hand, which side letter such parties agree to negotiate in good faith.

		(e)	Refunds.  The Grantor Trust Subsidiaries will
	promptly pay to Company any net Tax refund (or net reduction in Tax liability ) with respect to Taxes for periods through the Funding when such refund is received or such reduction is realized, by the Grantor Trust Subsidiaries or any of their Affiliates. The Grantor Trust Subsidiaries will cooperate with Company, at Company's expense, in obtaining such refunds or reductions. Company will indemnify each of the Grantor Trust Subsidiaries for any Taxes resulting from the subsequent disallowance of any such refund or reduction.

		(f)	Indemnifications by Company.  Company agrees
	subsequent to the Funding to indemnify and hold the Grantor Trust Subsidiaries and their respective Subsidiaries and Affiliates and persons serving as officers, directors, partners or employees thereof (the "Grantor Trust Indemnified Parties") harmless from and against any liability of the Grantor Trust Indemnified Parties for Taxes (i) arising with respect to periods which end on or prior to the Funding Date or as a result of the Funding, or (ii) arising out of or based upon any breach of the representations and warranties contained in Sections 5.1(k) or 5.1(aa), including without limitation any liability for Taxes of Company or any member of its consolidated group other than the Grantor Trust Subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, (C) by contract or (D) otherwise. For purpose of this subsection and subsection (g) below, "Taxes" includes any related costs, fines, penalties, interest and expenses with respect thereto (including, without limitation, reasonable fees of counsel) of any kind and nature whatsoever (whether or not arising out of third-party claims and including any reasonable amounts paid in investigation, defense or settlement of the foregoing) which will be sustained or suffered by the Indemnified Parties.

		(g)	Indemnification by Grantor Trust Subsidiaries.  The Grantor
Trust Subsidiaries agree subsequent to the Funding to indemnify and hold
Company and its Subsidiaries and Affiliates and persons serving as officers, directors, partners or employees thereof (the "Company Indemnified Parties")
harmless from and against any liability of the Company Indemnified Parties for
Taxes imposed with respect to the Grantor Trust Subsidiaries for periods, or portions thereof, beginning after the Funding Date (other than Taxes imposed as a result of the Funding).  For purposes of this subsection "Taxes has the meaning set forth in subsection (f) above.

		(h)	Sole Remedy.  The indemnification provided in
	Section 7.16(e) and (f) above shall be the sole and exclusive remedy of the Grantor Trust Subsidiaries with respect to the matters set forth in Section 7.16(e) and (f). The indemnification provided in Section 7.16(g) above shall be the sole and exclusive remedy of the Company with respect to the matters set forth in Section 7.16(g).

		7.17. Environmental Indemnity, Etc. (a) Company agrees subsequent to the Funding to indemnify and hold Investor1, Investor2 and the Grantor Trust Subsidiaries ("Indemnitees") harmless from and against any losses, damages, liabilities or expenses (including reasonable expenses of counsel) that result from any breach of the representations and warranties of the Company contained in Section 5.1(h)(vii) to the extent, but only to the extent, that such breach relates to the Grantor Trust Subsidiaries, and subject to a maximum aggregate indemnification liability of Company under this provision of $2.5 million.

		(b) Promptly after becoming aware of or receiving notice of any such breach, each Indemnitee shall, if the Indemnitee believes that indemnification with respect thereto may be sought from Company under this Agreement, notify Company in writing and specify with reasonable particularity the circumstances thereof. The right to indemnification shall terminate as to any matter for which such notice has not been given within two years from the date hereof. In addition, Indemnitee shall give Company such information and cooperation as it may reasonable require and as shall be within Indemnitee's power. Any delay in such notification, if within such two year period, will not relieve Company from any such liability unless the delay in notice materially prejudiced Company. This right of indemnification is not transferrable.

		(c) If the Indemnitee is entitled to indemnification on some claims, issues or matters, but not on others, involved in a legal or administrative proceeding, the Company shall indemnify the Indemnitee against an appropriate proportion of the overall losses, damages, liabilities or expenses (and no more), based on the matters for which the Indemnitee is entitled to be indemnified hereunder in relation to any other matters involved therein.

		(d) The expenses incurred by Indemnitee in investigating, defending, or appealing any legal or administrative proceeding covered by this indemnity shall be paid by Company in advance, with the understanding and agreement hereby made by Indemnitee, or made by its acceptance of any such advancement, that in the event it shall ultimately be determined that Indemnitee was not entitled to be indemnified, or was not entitled to be fully indemnified, that the Indemnitee shall repay to Company such amount, or the appropriate portion thereof, so paid or advanced.

		(e) Company shall be entitled to assume the defense of any legal or administrative proceeding for which indemnification is owing under this
Section 7.17. Company will not be liable for any settlement effected without its prior written consent, which will not be unreasonably withheld.


	ARTICLE VIII

	Termination, Amendment and Waiver

		8.1.  Termination.   (a)  Anything  contained herein to the
contrary notwithstanding, this Agreement may be terminated and the Transactions contemplated hereby abandoned at any time prior to the Closing
Date:

		(i)	by mutual written consent of Parent, Holdings, the Other
Investors and the Company;

		(ii)	by Parent and Holdings if any of the conditions set forth in
Section 4.1 shall have become incapable of fulfillment, and shall not have been waived by Parent and Holdings;

		(iii)	by Company if any of the conditions set forth in Section 4.2 shall have become incapable of fulfillment, and shall not have been waived by the Company;

		(iv)	by the Other Investors if any of the conditions set forth in
Section 4.3 shall have become incapable of fulfillment, and shall not have been waived by the Other Investors; or

		(v)	by any Party if Closing shall not have occurred on or prior
to December 31, 1995;

provided, however, that the Party seeking termination pursuant to clause (ii),
(iii) or (iv) is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

		(b) In the event of termination pursuant to this Section 8.1, written notice thereof shall forthwith be given to the other Parties and the Transactions shall be terminated, without further action by any Party.

		8.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, the Parties shall no longer have any further liabilities or obligations under this Agreement, except under Section 7.4, Section 7.5 (which shall terminate one year from the termination of this Agreement), this Section 8.2 and Article IX and except to the extent that such termination results from the wilful and material breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any of the Ancillary Agreements. Upon such termination the warrants held by the Parties that were cancelled pursuant to Section 2.3(c) shall be reissued and a proportionate amount of warrants shall be issued to Holdings based on the amount of Interim Notes, New Borrower Notes and Existing Grantor Trust Indebtedness then outstanding.

		8.3. Amendment. This Agreement may be amended by the Parties at any time before or after any required approval of matters presented in connection with this Agreement by the stockholders of the Company; provided, however, that, after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

		8.4. Extension; Waiver. At any time prior to the Closing, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of
Section 8.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

		8.5. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 8.3 or an extension or waiver pursuant to
Section 8.4 shall, in order to be effective, require in the case of Parent, Holdings, Grantor Trust or the Other Investors, action by its board of directors, trustees or authorized officers or the duly authorized designee of its board of directors, trustees or authorized officers or, in the case of the Company, action by a majority of its entire Board of Directors.


	ARTICLE IX

	General Provisions

		9.1. Survival of Warranties and Certain Agreements. (a) All agreements, representations, and warranties made herein shall survive the execution and delivery of this Agreement and the consummation of the Transactions.

		(b) Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of the parties set forth in Sections 7.4 shall survive the consummation of the Transactions and the termination of this Agreement.

		9.2. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile transmission, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

	(i)	If to Parent or Holdings, to:

		Corimon, S.A.C.A.
		Calle Hans Neumann
		Edificio Corimon
		Los Cortijos de Lourdes
		Apartado 3654
		Caracas 1010-A, Venezuela
		Attention:  Arthur W. Broslat
		Facsimile:  (582) 203-5757

		with a copy to:

		Sullivan & Cromwell
		444 South Flower Street
		Los Angeles, California  90071
		Attention:  Frank H. Golay, Jr.
		Facsimile:  (213) 683-0457

	(ii)	If to Grantor Trust, to:

		Standard Brands Paint Collateral Trust
		c/o Karl Savryn, Trustee
		Dornbush, Mensch, Mandelstam & Schaeffer
		74 Third Avenue, 11th Floor
		New York, New York  10017
		Facsimile:  (212) 753-7673

	(iii)	If to Investor1, to:

		Fidelity Capital & Income Fund
		c/o Fidelity Management and Research Co.
		82 Devonshire Street - F7E and F7D
		Boston, Massachusetts  02109
		Attention:  Portfolio Manager and
				 Robert M. Gervis, Esq.
		Facsimile:  (617) 476-3316 and 476-7774

		If to Investor2, to:

		Kodak Retirement Income Plan Trust Fund
		c/o Fidelity Management Trust Company
		82 Devonshire Street - F7E and F7D
		Boston, Massachusetts  02109
		Attention:  Portfolio Manager and
				 Robert M. Gervis, Esq.
		Facsimile:  (617) 476-3316 and 476-7774

		with a copy to:

		Goodwin Procter & Hoar
		Exchange Place
		53 State Street
		Boston, Massachusetts  02109
		Attention:  Laura Hodges Taylor
		Facsimile:  (617) 523-1231

	(iv)	If to Investor3, to:

		Transamerica Life Insurance and Annuity Co.
		c/o Transamerica Realty Services, Inc.
		1150 South Olive Street, Suite 2200
		Los Angeles, CA  90015
		Attention:  Lyman Lokken
		Facsimile:  (213) 741-6917

	(v)	If to Investor4, to:

		Transamerica Occidental Insurance Co.
		c/o Transamerica Realty Services, Inc.
		1150 South Olive Street, Suite 2200
		Los Angeles, CA  90015
		Attention:  Lyman Lokken
		Facsimile:  (213)  741-6917

	(vi)	If to Investor5, to:

		Sun Life Insurance Co.
		1 Sun America Center
		Century City, CA  90067
		Attention:  Robert Sydow
		Facsimile:  (310) 772-6150

	(vii)	If to Investor6, to:

		Anchor National Life Insurance Co.
		1 Sun America Center
		Century City, CA  90067
		Attention:  Robert Sydow
		Facsimile:  (310) 772-6150

	(viii)	If to the Company, to:

		Standard Brands Paint Company
		4300 West 190th Street
		Torrance, CA  90509-2956
		Attention:  Ronald I. Scharman
		Facsimile:  (310) 371-8770

		9.3. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

		9.4. Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Agreements, and the other agreements and instruments referred to herein and therein, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and the Ancillary Agreements and (b) are not intended to confer upon any person other than the parties and their permitted successors and assigns any rights or remedies.

		9.5. Assignment. None of the Parties shall assign this Agreement or any of its rights, interests or obligations hereunder, in whole or in part (including by operation of law in connection with a merger, or sale of substantially all the assets, of Company, Parent, Holdings, the Other
Investors or otherwise), without the prior written consent of the other
Parties, except that each of the Parties (other than Company) may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Affiliate (other than Company) of such Party who agrees in writing to be bound by the terms of this Agreement and the Ancillary Agreements, but no such assignment shall relieve such Party of any of its obligations under this Agreement and except that each of Investor1, Investor2 and the Grantor Trust Subsidiaries may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement as they relate to Sections 5.1(k), 5.1(aa) and 7.16, but no such assignment shall relieve any of Investor1, Investor2 or the Grantor Trust Subsidiaries of any of their obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be void.

		9.6. Severability. If any term or provision of this Agreement or the application thereof to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

		9.7. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK,
REGARDLESS OF
THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF
CONFLICTS
OF LAWS THEREOF.

		9.8. Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any of the Ancillary Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and the Ancillary Agreements and to enforce specifically the terms and provisions of this Agreement and the Ancillary Agreements in any Federal or state court located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal or state court located in the State of New York in the event any dispute arises out of this Agreement, any of the Ancillary Agreements or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, any of the Ancillary Agreements or any of the Transactions in any court other than a Federal or state court sitting in the State of New York. The Parties agree to accept service of process in connection with any such action or proceeding in any manner permitted for a notice hereunder.

		However, anything in this Agreement to the contrary notwithstanding, in the case of any legal proceeding specifically relating to one of the Ancillary Agreements, which itself contains specific choice of law, forum selection or jurisdiction provisions, which is or would be inconsistent with this Section 9.8, then in such case the provisions contained in such Ancillary Agreement shall control, and this Section 9.8 shall not be applicable thereto.


	INVESTMENT AGREEMENT


		IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

						STANDARD BRANDS PAINT COMPANY


						By __________________________
						   Name:
						   Title:


						CORIMON, S.A.C.A.


						By __________________________
						   Name:
						   Title:


						CORIMON CORPORATION


						   __________________________
						   Name:
						   Title:


						TRANSAMERICA LIFE INSURANCE AND
ANNUITY CO.


						By __________________________
						   Name:
						   Title:


						TRANSAMERICA OCCIDENTAL LIFE
INSURANCE COMPANY


						By __________________________
						   Name:
						   Title:


						SUN LIFE INSURANCE COMPANY OF
AMERICA


						By __________________________
						   Name:
						   Title:


						ANCHOR NATIONAL LIFE INSURANCE
COMPANY


						By __________________________
						   Name:
						   Title:


						STANDARD BRANDS PAINT COLLATERAL
TRUST


						By __________________________
						   Name:
						   Title:

						KODAK RETIREMENT INCOME PLAN TRUST
FUND


						By __________________________
						   Name:
						   Title:


						FIDELITY CAPITAL & INCOME FUND


						By __________________________
						   Name:
						   Title:


Investor1 is a portfolio of a Massachusetts business trust. A copy of Investor1's Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. Each of the Parties acknowledges and agrees that this agreement is not executed on behalf of or binding upon any of the trustees, officers, directors or shareholders of Investor1 or Investor2 individually, but is binding only upon the assets and property of Investor1 and Investor2. With respect to all obligations of Investor1 arising out of this Agreement, each of the Parties shall look for payment or satisfaction of any claim solely to the assets and property of Investor1 and Investor2. Each of the Parties are expressly put on notice that the rights and obligations of each series of shares of each of Investor1 and Investor2 under its Declaration of Trust are separate and distinct from those of any and all other series.


	SCHEDULE 3.2

	DEBT EXCHANGE



Name

New
Shares

Preferred
Shares

Holdings

15,972,332

190,288

Investor1

1,216,595

851,616

Investor2

228,807

160,165

Investor3

131,422

91,995

Investor4

131,422

91,995

Investor5

131,422

91,995

Investor6

131,422

91,995



17,943,422

1,570,049



	SCHEDULE 5.1(t)


	Kodak Retirement Income Plan or the Committee established thereunder.


	EXHIBIT A TO INVESTMENT AGREEMENT

	AMENDMENT TO
	CERTIFICATE OF INCORPORATION

	OF

	STANDARD BRANDS PAINT COMPANY


		The first paragraph of Article IV of the Certificate of Incorpo-ration of Standard Brands Paint Company is amended such that said paragraph shall read as follows:

		"The Corporation is authorized to issue two classes of shares of stock to be designated, respectively, "Common Stock" and "Preferred
Stock." The total number of shares which the Corporation shall have authority to issue is one hundred five million (105,000,000) shares, consisting of one hundred million (100,000,000) shares of common stock having $.01 par per share ("Common Stock") and five million (5,000,000) shares of preferred stock having $.01 par value per share ("Preferred
Stock"). Upon the amendment of this Article IV effected by this Amendment, each 10 outstanding shares of Common Stock will be converted into 1 share of Common Stock, provided that no fractional shares may be issued pursuant to such change. The Corporation may, at its option, pay cash for any fractional shares or round such fractional shares up to the nearest whole number of shares."







	EXHIBIT C TO STOCK AND NOTE PURCHASE AGREEMENT
	REGISTRATION RIGHTS AGREEMENT


	REGISTRATION RIGHTS AGREEMENT dated as of February 14, 1995 (this "Agreement"), among Corimon, S.A.C.A., a Venezuelan corporation ("Parent"), Corimon Corporation, a Delaware corporation ("Holdings"), and Fidelity Capita & Income Fund, a portfolio of a Massachusetts business trust ("Investor1").


	RECITALS

	WHEREAS, Parent, Holdings and Investor1 entered into the Stock and Note Purchase Agreement, dated as of the date hereof, pursuant to which Investor1 will own $9,939,175 aggregate principal amount of Put Notes of Holdings (the "Put Notes");

	WHEREAS, pursuant to the terms and conditions of the Put Notes, such notes may be purchased, put or called for common shares, nominal value Bs. 10 each, of Parent (the "Parent Common Shares");

	WHEREAS, pursuant to a Put Agreement, to be dated as of February 15, 1995, Parent may deliver certain Parent Common Shares to the parties thereto and such Parent Common Shares shall be entitled to the rights contained herein;

	NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

	1.	Securities Subject to this Agreement

	(a) Definitions. The terms "Registrable Securities" and "Restricted Securities" shall each refer to the Parent Common Shares.

	The term "Target Effective Date" means the date 45 days after the earlier of (i) the Target Filing Date or (ii) the date on which the Shelf Registration Statement is filed with the Commission.

	The term "Target Effective Period" shall have the meaning set forth in
Section 2(a).

	The term "Target Filing Date" means the date 30 days after the delivery of Parent Common Shares to Investor1 under the Stock and Note Purchase Agreement.

	(b) Restricted Securities. For the purposes of this Agreement, Restricted Securities will cease to be Restricted Securities when (i) a registration statement filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), covering such Restricted Securities has been declared effective and they have been disposed of pursuant to such effective registration statement, or (ii) such Restricted Securities have been sold pursuant to Rule 144 or Rule 144A under the Securities Act.

	(c) Registrable Securities. Registrable Securities will cease to be Registrable Securities when they cease to be Restricted Securities.

	2.	Shelf Registration

	(a) Filing; Effectiveness. As soon as practicable but not later than the Target Filing Date, Parent shall prepare and file with the Commission a "shelf" registration statement (the "Registration Statement") on the appropriate form for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or such successor rule or similar provision then in effect) covering all of the Registrable Securities. Parent shall use its best efforts to have the Registration Statement declared effective on or before the Target Effective Date and to keep such Registration Statement continuously effective for a period (the "Target Effective Period") of 36 months following the date on which such Registration Statement is declared effective. Investor1 shall be permitted to withdraw all or any part of the Registrable Securities from a Registration Statement at any time prior to the effective date of such Registration Statement or elect not to have such securities included under such Registration Statement, but to the extent Investor1 so withdraws or elects, it shall be deemed to have waived its rights hereunder to have such Securities registered under such Registration Statement.

	(b) Supplements; Amendments. Parent agrees, if necessary in the sole judgment of Parent, to supplement or amend the Registration Statement, as required by the rules, regulations or instructions applicable to the registration form used by Parent for such Registration Statement or by the Securities Act or as requested (which request may result in the filing of a supplement or amendment) by Investor1 to which such Registration Statement relates, and Parent agrees to furnish to the holders of Registrable Securities and their counsel and any managing underwriter copies of any such supplement or amendment prior to its being used and/or filed with the Commission.

	(c) Liquidated Damages. If the Registration Statement is not filed on or before the Target Filing Date, Parent shall pay liquidated damages to Investor1 in an amount equal to $0.01 per 100 shares of the Registrable Securities per week beginning with the week including the Target Filing Date. If the Registration Statement is filed but has not become effective on or before the Target Effective Date, Parent shall pay liquidated damages to Investor1 in an amount equal to $0.01 per 100 shares of the Registrable Securities per week beginning with the week including the Target Effective Date. The weekly liquidated damages associated with a late filing or a late declaration of effectiveness shall increase by an amount equal to $0.01 per 100 shares of the Registrable Securities 90 days after the Target Filing Date or the Target Effective Date, as the case may be, and shall thereafter increase by an amount equal to $0.01 per 100 shares of the Registrable Securities at the end of each subsequent 90 day period for so long as the Registration Statement is not filed or declared effective, as the case may be. If a stop order is imposed or if for any other reason the effectiveness of the Registration Statement is suspended (including without limitation 5(o)) during the Target Effective Period, then Parent shall pay liquidated damages to Investor1 in an amount equal to $0.01 per 100 shares of the Registrable Securities per week beginning with the week including the day on which such stop order is imposed or effectiveness is otherwise suspended. The weekly liquidated damages associated with a suspension of the effectiveness of the Registration Statement shall increase by an amount equal to $0.01 per 100 shares of the Registrable Securities 90 days after the stop order was imposed or the effectiveness of the Registration Statement was otherwise suspended, and shall thereafter increase by an amount equal to $0.01 per 100 shares of the Registrable Securities at the end of each subsequent 90 day period for so long as the effectiveness remains suspended. Liquidated damages shall be deemed to commence accruing on the first day of the week in which the event triggering such liquidated damages occurs.

	The liquidated damages to be paid to Investor1 pursuant to this
Section 2(c) shall cease to accrue, (i) with respect to the liquidated damages for failure to file on or prior to the Target Filing Date, on the first Friday after the Registration Statement is filed (but if the Registration Statement is filed on a Friday, then that day), (ii) with respect to the liquidated damages for failure to have the Registration Statement declared effective on or prior to the Target Effective Date, on the first Friday after the Registration Statement is declared effective (but if the Registration Statement is declared effective on a Friday, then that day), or (iii) with respect to the liquidated damages for the suspension of effectiveness, on the first Friday after the reinstatement of effectiveness of the Registration Statement (but if the effectiveness of the Registration Statement is reinstated on a Friday, then that day).

	Parent shall pay the liquidated damages due with respect to any Registrable Securities at the end of each week during which such damages accrue. Liquidated damages shall be paid to Investor1 by wire transfer in immediately available funds to the accounts designated by Investor1.

	(d) Effective Registration. A registration will not be deemed to have been effected as a Registration Statement unless the Registration Statement with respect thereto has been declared effective by the Commission and Parent has complied in all material respects with its obligations under this Agreement with respect thereto; provided, however, that if after it has been declared effective, the offering of Registrable Securities pursuant to a Registration Statement is interfered with by any stop order, injunction or other order or requirement of the Commission or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference (and liquidated damages shall accrue and be payable under Section 2(c)) until the offering of Registrable Securities pursuant to such Registration Statement may legally resume. If a registration requested pursuant to this Section 2 is deemed not to have been effected then Parent shall continue to be obligated to effect a registration pursuant to this Section 2.

	(e) Selection of Underwriter. If Investor1 so elects, the offering of Registrable Securities pursuant to a Registration Statement of Registrable Securities shall be in the form of an underwritten offering. If Investor1 so elects, Investor1 shall select one or more nationally recognized firms of investment bankers acceptable to Parent to act as the book-running managing underwriter or underwriters in connection with such offering and shall select any additional investment bankers and managers acceptable to Parent to be used in connection with the offering.

	3.	Piggy-Back Registration

	If at any time Parent proposes to file a registration statement under the Securities Act with respect to an offering by Parent of Parent Common Shares or Parent ADSs (other than a registration statement on Form F-4 or S-8, or any form substituted therefor, or filed in connection with an exchange offer or an offering of securities solely to Parent's existing stockholders) (the "Piggy-Back Registration"), then Parent shall in each case give written notice of such proposed filing to Investor1 as soon as practicable but in no event less than 30 business days before the anticipated filing date, and such notice shall offer Investor1 the opportunity to register such number of shares of Registrable Securities as Investor1 may request. Parent shall use its reasonable efforts to cause the managing underwriter or underwriters of the proposed offering to permit Investor1, in the event Investor1 has given Parent notice (which may be given by telephone, to be confirmed promptly in writing, or by telex) within 10 business days after receipt of such notice of its desire to include the Registrable Securities held by it in such offering on the same terms and conditions as included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering determine in good faith that the total amount of Registrable Securities that Investor1 intends to include in such offering would adversely effect the success of such offering, then the number of shares of Registrable Securities to be offered for the account of Investor1 shall be reduced or excluded in its entirety, as the case may be, to the extent necessary to reduce the total amount of shares of Registrable Securities to be included in such offering to the amount recommended by such managing underwriters. In the event that the contemplated distribution does not involve an underwritten public offering, such determination that the inclusion of such Registrable Securities shall adversely affect the success of the offering shall be made in good faith by the Board of Directors of Parent in its sole and absolute judgment.

	No registration effected under this Section 3, and no failure to effect a registration under this Section 3 shall relieve Parent of its obligation to effect a registration upon the request of Investor1 pursuant to Section 2. No failure to effect a registration under this Section 3 and to complete the sale of Registrable Securities in connection therewith shall relieve Parent of any other obligation under this Agreement, including without limitation, Parent's obligations under Sections 6 and 7.

	4.	Holdback Agreement

	If reasonably requested by the managing underwriter or underwriters for any public offering of Registrable Securities being made pursuant to a Registration Statement (collectively, the "Registration Statement"), Parent will (i) not publicly sell or distribute any securities similar to those being registered, or any securities convertible into or exchangeable or exercisable for such securities (other than any such sale or distribution of such securities in connection with any merger or consolidation by Parent or any subsidiary thereof, or the acquisition by Parent or a subsidiary thereof of the capital stock or substantially all of the assets of any other person, or by reason of the existence of previously issued and outstanding convertible securities, options or warrants), during the time reasonably requested by the underwriter, not to exceed 14 business days prior to, and during the 180-day period beginning on, the effective date of any Registration Statement in which Investor1 is participating or the commencement of a public distribution of the Registrable Securities pursuant to such Registration Statement; provided, however, that in no event shall this clause prevent Parent from selling or distributing any securities registered under the Securities Act on Form F-4 or Form S-8 or any successor form, and (ii) use reasonable efforts to cause each other holder of privately placed securities similar to those being registered to agree not to effect any public sale or distribution of any such securities during the periods described in clause (i) above, in each case including a sale pursuant to Rule 144 or Rule 144A under the Securities Act (except as part of any such registration, if permitted).

	5.	Registration Procedures

	In connection with any sale of Registrable Securities pursuant to a Registration Statement, the Company will as promptly as practicable:

		(a) prepare and file with the Commission a Registration Statement on the appropriate form under the Securities Act, which form shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith, and use its best efforts to have such Registration Statement declared effective and remain effective in accordance with the provisions of this Agreement; provided, however, that, prior to filing a Registration Statement or prospectus relating to Registrable Securities or any amendments or supplements thereto, Parent shall furnish to Investor1, Investor1's counsel and the underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of Investor1's counsel and the underwriters, if any, and Parent will not, unless required by law, file any Registration Statement or amendment thereto or any prospectus or any supplement thereto relating to Registrable Securities to which Investor1 or the underwriters with respect to such Registrable Securities, if any, shall object; provided, however, that any such objection to the filing of any Registration Statement or amendment thereto or any prospectus or supplement thereto shall be made by written notice (the "Objection
Notice") delivered to Parent no later than ten business days after the party or parties asserting such objection (the "Objecting Party") receives copies of the documents that the Company proposes to file. The
Objection Notice shall set forth the objections and the specific areas in the documents where such objections arise. Parent shall have five business days after receipt of the Objection Notice to correct such deficiencies to the reasonable satisfaction of the Objecting Party;
provided, however, that nothing contained herein shall prevent the Company from filing documents within the time periods specified under the Securities Act or the terms of this Agreement;

		(b) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep such Registration Statement effective for as long as such registration is required to remain effective pursuant to the terms hereof; shall cause the prospectus contained in the Registration
Statement to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act; and shall comply with the provisions of the Securities
Act applicable to it with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition set forth in such Registration Statement or supplement to the prospectus;

		(c) promptly notify Investor1, counsel to Investor1 and any underwriter and (if requested by any such person) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any state securities authority for amendments and supplements to a Registration Statement and prospectus or for additional information after the Registration
Statement has become effective, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration
Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or "blue sky" laws or the initiation of any proceedings for that purpose, and (v) if, between the effective date of a Registration Statement and the closing of any sale of Registrable
Securities covered thereby, the representations and warranties of Parent contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects;

		(d) use its best efforts to prevent the issuance of any order suspending the effectiveness of a Registration Statement, and if one is issued use its best efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment;

		(e) if requested by the managing underwriter or underwriters, if any, by Investor1 or its counsel, incorporate in a prospectus supplement or post-effective amendment such information as such managing underwriter or underwriters request, or Investor1's counsel reasonably requests, to be included therein, including, without limitation, with respect to the Registrable Securities being sold by Investor1 to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of an underwritten offering of the Registrable Securities to be sold in such offering, and make all required filings of such prospectus supplement or post-effective amendment; provided, however, that Parent need not include such information if it deems it misleading or inappropriate or does not receive an indemnity with respect to such information;

		(f) as promptly as practicable after filing with the Commission of any document which is incorporated by reference into a Registration
Statement (in the form in which it was incorporated), deliver a copy of each such document to Investor 1 and the counsel to Investor1 identified in writing;

		(g) cooperate with Investor1 and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing securities sold under a Registration Statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or Investor1 may request and keep available and make available to Parent's transfer agent or depositary prior to the effectiveness of such Registration Statement a supply of such certificates;

		(h) provide a CUSIP number for all Registrable Securities covered by a Registration Statement not later than the effective date of such Registration Statement;

		(i) cooperate with Investor1 and each underwriter participating in the disposition of Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc. ("NASD");

		(j) during the period when the prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act");

		(k) appoint a transfer agent and registrar or depositary for all Registrable Securities covered by a Registration Statement not later than the effective date of such Registration Statement;

		(l) in connection with an underwritten offering, participate, to the extent reasonably requested by the managing underwriter for the offering or Investor1, in customary efforts to sell the securities under the offering, including without limitation, participating in "road shows;"

		(m) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as Investor1 shall reasonably request, use its best efforts to keep each such registration or qualification (or exemption therefrom) effective during the period in which the Registration
Statement is required to be kept effective, and do any and all other acts and things that may be necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the Registrable Securities owned by Investor1; provided, however, that Parent will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (m), (ii) subject itself to general taxation in any such jurisdiction where it is not then so subject, or (iii) consent to general service of process in any such jurisdiction;

		(n) use its best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of Parent to enable Investor1 to consummate the disposition of such Registrable Securities;

		(o) notify Investor1 at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in the Registration Statement contains an untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading, and Parent will prepare and file with the Commission a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

		(p) enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities (Investor1 may, at its option, require that any or all of the representations, warranties and covenants of Parent to or for the benefit of any underwriters also be made to and for the benefit of Investor1);

		(q) make reasonably available for inspection by Investor1, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by the managing underwriter (collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of Parent (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause Parent's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with the Registration Statement. Records and other information that Parent determines, in good faith, to be confidential shall be identified as confidential prior to delivery of such records or information to the Inspectors, and if Parent so notifies the Inspectors that such records and information are confidential, such records and information shall not be disclosed by the Inspectors unless (i) the disclosure of such Records in the opinion of counsel reasonably acceptable to Parent is necessary to avoid or correct a misstatement or omission in the Registration Statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction; Investor1 agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to Parent and allow Parent, at Parent's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

		(r) if the offering is an underwritten public offering, use its best efforts to obtain a "cold comfort" letter from Parent's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as Investor1 or the managing underwriter reasonably request;

		(s) use its best efforts to obtain an opinion or opinions from counsel for Parent in customary form and covering such matters of the type customarily covered by opinions as Investor1 or the managing underwriter reasonably request;

		(t) otherwise comply with all applicable rules and regulations of the Commission and any other governmental, quasi-governmental or private body to which Parent or the transactions contemplated by this Agreement is subject, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of section 11(a) of the Securities Act.

	Parent may require Investor1 to furnish to Parent, and the registration rights of Investor1 hereunder shall be subject to Investor1 furnishing, such information regarding the distribution of such Registrable Securities as Parent may from time to time reasonably request in writing.

	Investor1 agrees that, upon receipt of any notice from Parent of the happening of any event of the kind described in Section 5(o) hereof, Investor1 will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statement until Investor1's receipt of the copies of the supplemented or amended prospectus contemplated by Section 5(o) hereof and, if so directed by Parent, such holder will deliver to Parent (at Parent's expense) all copies, other than permanent file copies then in Investor1's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event Parent shall give any such notice, Parent shall extend the period during which the Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice pursuant to Section 5(o) hereof to and including the date when Investor1 shall have received the copies of the supplemented or amended prospectus contemplated by Section 5(o) hereof.

	All underwriting discounts, selling commissions and expenses of underwriters will be borne by Investor1.

	If any Registration Statement refers to Investor1 by name or otherwise as the holder of any securities of Parent, then Investor1 shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to Investor1, to the effect that the holding by Investor1 of such securities is not to be construed as a recommendation by Investor1 of the investment quality of Parent's securities covered thereby and that such holding does not imply that Investor1 will assist in meeting any future financial requirements of Parent, or (ii) in the event that such reference to Investor1 by name or otherwise is not required by the Securities Act or any similar Federal or state "blue sky" statute and the rules and regulations thereunder then in force, the deletion of the reference to Investor1.

	6.	Registration Expenses

	Parent will pay all expenses incident to Parent's performance of or compliance with this Agreement, including, without limitation, all costs and expenses of registration hereunder, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), fees and expenses of the counsel and accountants for Parent (including the reasonable expenses of any special audit and "cold comfort" letters required by or incident to such performance), opinions of counsel and all other costs and expenses of Parent incident to the preparation, printing and filing under the Securities Act of the Registration Statement (and all amendments and supplements thereto) and furnishing copies thereof and of the prospectus included therein. In addition, Parent will reimburse Investor1 for the reasonable fees and expenses of not more than one counsel chosen by Investor1.

	7.	Indemnification and Contribution.

	(a) Indemnification by Parent. Parent agrees to indemnify and hold harmless, to the full extent permitted by law, Investor1, its officers, directors, trustees, employees, agents and investment advisers, and each person who controls Investor1 within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, or is under common control with, or is controlled by, Investor1, together with the partners, officers, directors, trustees, stockholders, employees and agents of such controlling person (collectively, the "Investor1 Controlling Persons"), from and against all losses, claims, damages, liabilities and expenses (including without limitation any legal or other fees and expenses incurred by Investor1 or any such Investor1 Controlling Person in connection with defending or investigating any action or claim in respect thereof) (collectively, the "Investor1 Damages") to which Investor1, its officers, directors, trustees, employees, agents and investment advisers, and any such Investor1 Controlling Person may become subject under the Securities Act or otherwise, insofar as such Investor1 Damages (or proceedings in respect thereof) arise out of or are caused by any untrue statement or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in the Registration Statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as such Investor1 Damages arise out of or are caused by any untrue statement or alleged untrue statement or omission or alleged omission contained in any information or affidavit with respect to Investor1 so furnished in writing by Investor1 expressly for use therein (or any amendment or supplement thereto); provided, however, that Parent shall not be liable to Investor1 under this Section 7(a) to the extent that any such Investor1 Damages were caused by the fact that Investor1 sold securities to a person as to whom it shall be established that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the prospectus as then amended or supplemented if, and only if, (i) Parent has previously furnished copies of such amended or supplemented prospectus to Investor1 and
(ii) such Investor1 Damages were caused by any untrue statement or omission or alleged untrue statement or omission contained in the prospectus so delivered which was corrected in such amended or supplemented prospectus. In connection with an underwritten offering, Parent shall agree to indemnify the underwriters thereof, their officers and directors and each person who controls such underwriters (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) on similar terms as provided above with respect to the indemnification of Investor1; provided, however, if pursuant to an underwritten public offering of Registrable Securities, Parent and any underwriters enter into an underwriting agreement or purchase agreement relating to such offering that contains provisions relating to indemnification between Parent and such underwriters such provision shall be deemed to govern indemnification as between Parent and the underwriters.

	(b) Indemnification by Investor1. Investor1 will furnish to Parent in writing such information and affidavits with respect to Investor1 as Parent reasonably requests for use in connection with the Registration Statement or any prospectus or any amendment thereof and/or supplement thereto and agrees to indemnify and hold harmless, to the full extent permitted by law, Parent, its officers, directors, stockholders, employees, agents and investment advisors, and each person who controls Parent within the meaning of either
Section 15 of the Securities Act or Section 20 of the Exchange Act, or is under common control with, or is controlled by, Parent, together with the officers, directors, stockholders, employees and agents of such controlling person (called the "Parent Controlling Person") from and against all losses, claims, damages, liabilities and expenses (including without limitation any legal or other fees and expenses incurred by Parent or any such Parent Controlling Person in connection with defending or investigating any action or claim in respect thereof) (collectively, the "Parent Damages") to which Parent, its officers, directors, stockholders, employees, agents and investment advisers, and any such Parent Controlling Person may become subject under the Securities Act or otherwise, insofar as such Parent Damages (or proceedings in respect thereof) arise out of or are caused by any untrue statement or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in the Registration Statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such Parent Damages arise out of or are caused by any untrue statement or alleged untrue statement or omission or alleged omission is contained in any information or affidavit with respect to Investor1 so furnished in writing by Investor1 expressly for use therein (or any amendment or supplement thereto); provided, however, that Investor1 shall not be obligated to Parent under this Section 7(b) to the extent that such Parent Damages were caused by the failure of Parent to promptly amend or take action to correct or supplement any such Registration Statement or prospectus on the basis of corrected or supplemental information provided in writing by Investor1 to Parent expressly for such purpose. In no event shall the liability of Investor1 hereunder be greater in amount than the dollar amount of the proceeds (net of underwriting commissions and fees) received by Investor1 upon the sale of the Registrable Securities giving rise to such indemnification obligation.

	(c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such person will claim indemnification or contribution pursuant to this Agreement and, upon request of the indemnified party, permit the indemnifying party to assume the defense thereof and retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and shall pay the fees and disbursements of such counsel relating to such proceeding; provided, however, that failure by such person entitled to indemnification to give prompt written notice shall not prejudice such person's right of indemnification granted hereunder, except to the extent the indemnifying party is prejudiced thereby. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, or (ii) the indemnifying party fails promptly to assume the defense of such proceeding or fails to employ counsel reasonably satisfactory to such indemnified party, or (iii) the named parties to any such proceeding (including any impleaded parties) include both such indemnified party and the indemnifying parties or an affiliate of the indemnifying party or such indemnified party, and there may be one or more defenses available to such indemnified party that are differet from or additional to the indemnifying party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel of its choice at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, it being understood, however, that unless there exists a conflict among indemnified parties, the indemnifying party shall not, in connection with any one such proceeding or separate but substantially similar or related proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for such indemnified party. The indemnifying party will not be subject to any liability for any settlement made without its consent, which shall not be unreasonably withheld but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is a party, and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

	(d) Contribution. If the indemnification provided for in this Section 7 from an indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect (i) the relative benefits received by Parent on the one hand and Investor1 on the other hand from the offering of such Registrable Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause
(i) above but also the relative fault of the indemnifying party and indemnified parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

	Notwithstanding the provisions of this Section 7(d), Investor1 shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of Investor1 were offered to the public less underwriting discounts and commissions exceeds the amount of any damages which Investor1 has otherwise been required to pay by reason of such untrue statement or omission.

	The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the second preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

	If indemnification is available under this Section 7, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 7(a) and (b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 7(d).

	The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

	8.  Rule 144

	Parent covenants that it will file the reports required to be filed by Parent under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if Parent is not required to file such reports, it will, upon the request of Investor1, make publicly available other information so long as necessary to permit sales under Rule 144 under the Securities Act), and it will take such further action as Investor1 may reasonably request, all to the extent required from time to time to enable Investor1 to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, and any similar rule or regulation hereafter adopted by the Commission. Upon the request of Investor1, Parent will deliver to Investor1 a written statement as to filings made by Parent with the Commission.

	9.	Rule 144A

	Parent covenants that it will file all reports required to be filed by it under the Securities Act and the Exchange Act, and the rules and regulations adopted by the Commission thereunder (or if Parent is not required to file such reports, it will, upon the request of Investor1, make available other information so long as necessary to permit sales of the Registrable Securities pursuant to Rule 144A under the Securities Act), all to the extent as may be required from time to time to enable Investor1 to sell its Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144A, as such rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. The parties acknowledge that Registrable Securities may not currently be eligible for resale pursuant to Rule 144A.

	10.  Miscellaneous

	(a) No Inconsistent Agreements. Parent has not and will not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to Investor1 in this Agreement or otherwise conflicts with the provisions hereof.

	(b) Remedies. Parent and Investor1, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its or his rights under this Agreement. Parent and Investor1 agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by any of them of the provisions of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate.

	(c) Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by Parent and Investor1.

	(d) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile transmission, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10(d)):

		(i)	if to Parent or Holdings, to:

			Corimon, S.A.C.A.
			Calle Hans Neumann
			Edificio Corimon
			Los Cortijos de Lourdes
			Apartado 3654
			Caracas 1010-A, Venezuela
			Attention:  Arthur W. Broslat
			Facsimile:  (582) 203-5757

			with a copy to:

			Sullivan & Cromwell
			444 South Flower Street
			Los Angeles, California  90071
			Attention:  Frank H. Golay, Jr.
			Facsimile:  (213) 683-0457

		(ii)	if to Investor1, to:

			Fidelity Capital & Income Fund
			c/o Fidelity Management and Research Co.
			82 Devonshire Street - F7E and F7D
			Boston, Massachusetts  02109
			Attention:  Portfolio Manager and
					  Robert M. Gervis, Esq.
			Facsimile:  (617) 476-3316 and
					  (617) 476-7774

			with a copy to:

			Goodwin Procter & Hoar
			Exchange Place
			53 State Street
			Boston, Massachusetts  02109
			Attention:  Laura Hodges Taylor
			Facsimile:  (617) 523-1231

	(e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto including, without limitation and without the need for an express assignment, subsequent holders of Registrable Securities. If any transferee of any holder of Registrable Securities shall acquire Registrable Securities in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities, such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof.

	(f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

	(g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

	(h)  GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND
CONSTRUED
IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE
LAWS
THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF
LAW
THEREOF. All actions and proceedings arising out of or relating to this agreement shall be brought by the parties and heard and determined only in a Federal or State court located in the State of New York and the parties hereto consent to jurisdiction before and waive any objections of venue to the New York courts. The parties hereto agree to accept service of process in connection with any such action or proceeding in any manner permitted for a notice hereunder.

	(i) Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

	(j) Entire Agreement. This Agreement is intended by the parties to be a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

	(k) Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall, to the extent permitted by applicable law, be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

	(l) Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.




	EXHIBIT C TO STOCK AND NOTE PURCHASE AGREEMENT
	REGISTRATION RIGHTS AGREEMENT


	IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.


						CORIMON, S.A.C.A.


						By __________________________
						   Name:
						   Title:


						CORIMON CORPORATION


						By __________________________
						   Name:
						   Title:


	EXHIBIT C TO STOCK AND NOTE PURCHASE AGREEMENT
	REGISTRATION RIGHTS AGREEMENT


						FIDELITY CAPITAL & INCOME FUND


						By ___________________________
						   Name:
						   Title:


Investor1 is a portfolio of a Massachusetts business trust. A copy of Investor1's Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. Each of the parties to this Agreement acknowledges and agrees that this Agreement is not executed on behalf of or binding upon any of the trustees, officers, directors or shareholders of Investor1 individually, but is binding only upon the assets and property of Investor1. With respect to all obligations of Investor1 arising out of this Agreement, each of the parties shall look for payment or satisfaction of any claim solely to the assets and property of Investor1. Each of the parties are expressly put on notice that the rights and obligations of each series of shares of Investor1 under its Declaration of Trust are separate and distinct from those of any and all other series.






THIS DOCUMENT HAS BEEN SET UP FOR AUTOMATIC TABLE OF CONTENTS GENERATION.










PUT AGREEMENT


Among


CORIMON, S.A.C.A.,
a Venezuelan corporation

and

FIDELITY CAPITAL & INCOME FUND, KODAK RETIREMENT INCOME PLAN TRUST FUND, TRANSAMERICA LIFE INSURANCE AND ANNUITY CO., TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY, SUN LIFE INSURANCE COMPANY OF AMERICA, ANCHOR
NATIONAL LIFE
INSURANCE COMPANY, LIBRA INVESTMENTS, INC.









	Dated as of February 15, 1995



	TABLE OF CONTENTS





		ARTICLE I

	Definitions

	1.1.  Definitions	  1
	1.2.  Other Definitions.	  1
	1.3.  Interpretation	  2


	ARTICLE II

	Put Rights

	2.1.  Put of Investor1 and Investor2 Common Shares	  2
	2.2.  Put of Preferred Shares	  2


	ARTICLE III

	Representations and Warranties

	3.1.  Representations and Warranties of Parent	  2
	3.2.  Representations and Warranties of the Other Investors	  3


	ARTICLE IV

	General Provisions

	4.1.  Effectiveness; Termination	  3
	4.2.  Amendments; Waivers	  3
	4.3.  Notices	  4
	4.4.  Counterparts	  5
	4.5.  Entire Agreement; No Third-Party Beneficiaries	  5
	4.6.  Assignment	  5
	4.7.  Severability	  6
	4.8.  Governing Law	  6



		PUT AGREEMENT dated as of February 15, 1995 (this "Agreement"), among Corimon, S.A.C.A., a Venezuelan corporation ("Parent"), Fidelity Capital & Income Fund ("Investor1"), Kodak Retirement Income Plan Trust Fund ("Investor2"), Transamerica Life Insurance and Annuity Co., a North Carolina corporation ("Investor3"), Transamerica Occidental Life Insurance Company, a California corporation ("Investor4"), Sun Life Insurance Company of America, an Arizona corporation ("Investor5"), Anchor National Life Insurance Company, a California corporation ("Investor6" and, together with Investor1, Investor
2, Investor3, Investor4 and Investor5, the "Other Investors") and Libra Investments, Inc. ("Libra").




	RECITALS

		WHEREAS, simultaneously with the execution and delivery of this Agreement, each of Parent, the Other Investors, Standard Brands Paint Company, a Delaware corporation ("Company"), and certain other parties have entered into the Investment Agreement, dated as of the date hereof (the "Investment Agreement"); and

		WHEREAS, Parent, the Other Investors, Libra and Company desire to establish in this Agreement certain terms and conditions concerning certain put rights and related matters.

		NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:


	ARTICLE I

	Definitions

		1.1.  Definitions.  For purposes of this Agreement:

		"Fair Market Value" means, as of any date of determination, (i) in the case of a security, the average of the closing sale prices of such security during the 20-day trading period immediately preceding such date of determination on the principal United States securities exchange registered under the Exchange Act on which such security is listed or, if such security is not listed on any such exchange, the average of the closing sale prices or the closing bid quotations of such security during the 20-day trading period preceding such date of determination on the Nasdaq National Market or any comparable system then in use or, if no such quotations are available, the fair market value of such security as of such date of determination as reasonably determined in good faith by the board of directors of Parent, provided that if the Other Investors deem such determination unreasonable and the parties are unable to agree, they will agree on an independent party to make such determination; and (ii) in the case of property other than cash or a security, the fair market value of such property on such date of determination as determined in good faith by a majority of the directors of Parent.

		"Parent Common Shares" means common shares, nominal value Bs. 10 each, of Parent.

		"Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date hereof, by and among Holdings, Grantor Trust, the Other Investors, Libra and Company.

		"Stock and Note Purchase Agreement" means the Stock and Note Purchase Agreement, dated as of February 14, 1995, among Parent, Holdings and Investor1.

		1.2. Other Definitions. For purposes of this Agreement, terms used herein but not otherwise defined shall have the meanings set forth in
Section 1.1 of the Investment Agreement.

		1.3.  Interpretation.  The rules of interpretation set forth in
Section 1.2 of the Investment Agreement shall apply to this Agreement, and the provisions thereof shall be deemed to be incorporated by reference herein.


	ARTICLE II

	Put Rights

		2.1. Put of Investor1, Investor2 and Libra Common Shares. Unless the New Shares held by Investor1, Investor2 and Libra shall have been registered under the Securities Act in accordance with the terms of the Registration Rights Agreement, until the latest date required to be registered thereunder, then at any time after the second anniversary of the Closing Date and prior to the fifth anniversary of the Closing Date, Investor1, Investor2 or Libra may require Parent to purchase the New Shares held by them at a cash purchase price of $0.89 per share, as adjusted for any stock dividend, stock split, reverse stock split or other subdivision or combination of the outstanding shares of Common Stock. To implement such a put, Investor1, Investor2 or Libra shall deliver written notice of the same to Parent. The date of the put will be the date the written notice is delivered to Parent.
The closing of such put shall take place twenty (20) business days after the date of the put, at which time (a) Investor1, Investor2 or Libra shall, as applicable, deliver to Parent the New Shares held by them, and (b) Parent shall deliver to Investor1, Investor2 or Libra, as applicable, the purchase price for such New Shares by wire transfer of immediately available funds to a bank account designated by Investor1, Investor2 or Libra, as applicable.

		2.2. Put of Preferred Shares. In the event six quarterly dividends have been not declared or declared and unpaid on the Preferred Shares, each of the Other Investors may require Parent to purchase all of the Preferred Shares held by it at a purchase price of $4.46 per share, without adjustment for accumulated and unpaid dividends. The purchase price to be paid by Parent shall consist of not less than 50% in cash and the remainder, at Parent's option, in cash or equivalent amount of Parent Common Shares, the latter being valued for this purpose at Fair Market Value. To implement such a put, the Other Investor shall deliver written notice of the same to Parent. The date of the put will be the date the written notice is delivered to Parent. The closing of such put shall take place twenty (20) business days after the date of the put, at which time (a) the Other Investor shall deliver to Parent the Preferred Shares held by it, and (b) Parent shall deliver to the Other Investor the purchase price for such Preferred Shares (i) in cash, by wire transfer of immediately available funds to a bank account or accounts designated by the Other Investor and/or (ii) in Parent Common Shares. If practicable, the Parent Common Shares shall be delivered in the form of Parent ADSs and the provisions herein shall be adjusted as necessary to reflect the form of securities delivered, either Parent ADSs or Parent Common Shares. All Parent Common Shares and Parent ADSs shall be entitled to the same registration rights as contained in the Registration Rights Agreement described in the Stock and Note Purchase Agreement.


	ARTICLE III

	Representations and Warranties

		3.1. Representations and Warranties of Parent. Parent represents and warrants to the Other Investors as follows:

		(a) Authority. Parent has the requisite power and authority to enter into this Agreement.

		(b) Validity. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and legally binding agreement of Parent enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

		3.2. Representations and Warranties of the Other Investors and Libra. Each of Other Investors and Libra represent and warrant, with respect to such Person only, severally and not jointly, to Parent as follows:

		(a) Authority. Such Person has the requisite power and authority to enter into this Agreement.

		(b) Validity. This Agreement has been duly authorized, executed and delivered by such Person and constitutes a valid and legally binding agreement of such Person enforceable against such Person in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

		(c) Ownership of New Shares and Preferred Shares. Such Person will, upon exercise of the put, have good and valid title to the New Shares or Preferred Shares to be delivered by them hereunder, free and clear of all liens, encumbrances, equities and claims; and, upon delivery of the New Shares and Preferred Shares and payment therefor pursuant to Article II hereof, good and valid title to such securities free and clear of all liens, encumbrances, equities or claims, will pass to Parent.


	ARTICLE IV

	General Provisions

		4.1. Effectiveness; Termination. This Agreement shall become effective on the Closing Date. This Agreement shall terminate prior to the Closing Date at such time that the Investment Agreement is terminated in accordance with its terms. This Agreement shall terminate after the Closing Date upon the earliest to occur of any of the following events:

		(a) the mutual written consent of Parent, the Other Investors and Libra; or

		(b)  the expiration of ten (10) years from the Closing Date.

		The rights of any Other Investor or Libra under this Agreement shall terminate when such party no longer beneficially owns any New Shares or Preferred Shares, as applicable.

		4.2. Amendments; Waivers. (a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

		(b) Any agreement on the part of a party to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights under this Agreement shall not constitute a waiver of such rights.

		4.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, facsimile transmission, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.3):

		(i)	If to Parent, to:

			Corimon, S.A.C.A.
			Calle Hans Neumann
			Edificio Corimon
			Los Cortijos de Lourdes
			Apartado 3654
			Caracas 1010-A, Venezuela
			Attention:  Arthur W. Broslat
			Facsimile:  (582) 203-5757

			with a copy to:

			Sullivan & Cromwell
			444 South Flower Street
			Los Angeles, California  90071
			Attention:  Frank H. Golay, Jr.
			Facsimile:  (213) 683-0457

		(ii)	If to Investor1, to:

			Fidelity Capital & Income Fund
			c/o Fidelity Management Trust Company
			82 Devonshire Street - F7E and F7D
			Boston, Massachusetts  02109
			Attention:  Portfolio Manager and
					  Robert M. Gervis, Esq.
			Facsimile:  (617) 476-3316 and 476-7774

	   		If to Investor2, to:

			Kodak Retirement Income Plan Trust Fund
			c/o Fidelity Management Company
			82 Devonshire Street - F7E and F7D
			Boston, Massachusetts  02109
			Attention:  Portfolio Manager and
					  Robert M. Gervis, Esq.
			Facsimile:  (617) 476-3316 and 476-7774

			with a copy to:

			Goodwin Procter & Hoar
			Exchange Place
			53 State Street
			Boston, Massachusetts  02109
			Attention:  Laura Hodges Taylor
			Facsimile:  (617) 523-1231

		(iii)	If to Investor3, to:

			Transamerica Life Insurance and Annuity Co.
			c/o Transamerica Realty Services, Inc.
			1150 South Olive Street, Suite 2200
			Los Angeles, California  90015
			Attention:  Lyman Lokken
			Facsimile:  (213) 741-6917

		(iv)	If to Investor4, to:

			Transamerica Occidental Insurance Co.
			c/o Transamerica Realty Services, Inc.
			1150 South Olive Street, Suite 2200
			Los Angeles, California  90015
			Attention:  Lyman Lokken
			Facsimile:  (213) 741-6917

		(v)	If to Investor5, to:

			Sun Life Insurance Company of America
			1 Sun America Center
			Century City, California  90067
			Attention:  Robert Sydow
			Facsimile:  (310) 772-6150

		(vi)	If to Investor6, to:

			Anchor National Life Insurance Co.
			1 Sun America Center
			Century City, California  90067
			Attention:  Robert Sydow
			Facsimile:  (310) 772-6150

		(vii)	If to Libra, to:

			Libra Investments, Inc.
			11766 Wilshire Boulevard, Suite 870
			Los Angeles, California  90025
			Attention:  General Counsel
			Facsimile:  (310) 996-9560

		4.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

		4.5. Entire Agreement; No Third-Party Beneficiaries. The Investment Agreement, this Agreement, the other Ancillary Agreements and the agreements contemplated hereby and thereby (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral among the parties hereto with respect to the subject matter hereof and thereof and (b) are not intended to confer upon any person other than the parties and their permitted successors and assigns any rights or remedies.

		4.6. Assignment. None of the parties to this Agreement shall assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto, except that Parent may assign all or any of its rights and obligations hereunder to any Subsidiary or Affiliate of Parent; provided that no such assignment shall relieve Parent of its obligations hereunder. In particular, no purchaser of any New Shares or Preferred Shares shall be deemed to be a successor or assignee of any party hereto, the rights hereunder being intended solely for the parties hereto and not being transferable.

		4.7. Severability. If any term or provision of this Agreement or the application thereof to either party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating o rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

		4.8. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK,
REGARDLESS OF
THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF
CONFLICTS
OF LAW THEREOF. All actions and proceedings arising out of or relating to this Agreement shall be brought by the parties and heard and determined only in a Federal or State court located in the State of New York and the parties hereto consent to jurisdiction before and waive any objections of venue to the New York courts. The parties hereto agree to accept service of process in connection with any such action or proceeding in any manner permitted for a notice hereunder.


	PUT AGREEMENT


		IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


						CORIMON, S.A.C.A.



						By ___________________________
						   Name:
						   Title:


						TRANSAMERICA LIFE INSURANCE
						  AND ANNUITY CO.



						By ___________________________
						   Name:
						   Title:


						TRANSAMERICA OCCIDENTAL LIFE
						  INSURANCE COMPANY



						By ___________________________
						   Name:
						   Title:


						SUN LIFE INSURANCE COMPANY OF
						  AMERICA



						By ___________________________
						   Name:
						   Title:





						ANCHOR NATIONAL LIFE INSURANCE
						  COMPANY



						By ___________________________
						   Name:
						   Title:


						LIBRA INVESTMENTS, INC.



						By ___________________________
						   Name:
						   Title:


	PUT AGREEMENT


						FIDELITY CAPITAL & INCOME FUND



						By ___________________________
						   Name:
						   Title:


						KODAK RETIREMENT INCOME PLAN TRUST
FUND



						By ___________________________
						   Name:
						   Title:


Investor1 is a portfolio of a Massachusetts business trust. A copy of Investor1's Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. Each of the Parties acknowledges and agrees that this agreement is not executed on behalf of or binding upon any of the trustees, officers, directors or shareholders of Investor1 or Investor2 individually, but is binding only upon the assets and property of Investor1 and Investor2. With respect to all obligations of Investor1 arising out of this Agreement, each of the Parties shall look for payment or satisfaction of any claim solely to the assets and property of Investor1 and Investor2. Each of the Parties are expressly put on notice that the rights and obligations of each series of shares of each of Investor1 and Investor2 under its Declaration of Trust are separate and distinct from those of any and all other series.